9E 5-1-02

03020547



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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of May, 2003.

Commission File Number ______________

RIO NARCEA GOLD MINES LTD
(Translation of registrant's name into English)

Avda del Llaniello · 13 Bajo 33860 Salas, Asturias, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD
(Registrant)

Date May 9, 2003

By [signature]
(Signature) *
JOHN H. CRAIG
SECRETARY

* Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# Rio Narcea Gold Mines, Ltd.

## 2002 Annual Report


Gold and Nickel




RIO NARCEA
GOLD MINES, LTD.

# Rio Narcea Gold Mines, Ltd.

Rio Narcea is a growing mineral resource company with exploration, development and mining activities in Spain and Portugal.

Rio Narcea ended the year a stronger company as a result of a successful mine plan revision of its gold operations that resulted in record gold production of 177,225 ounces. In addition, significant progress was made with the development of its future nickel mine, scheduled to start production in early 2004. The Company is now well positioned to capitalize on these achievements and generate strong cash flow in the years to come.

Rio Narcea's objective is to maximize the value of its existing asset base and pursue new quality investment opportunities that will yield superior returns to shareholders.

Rio Narcea's shares trade on the Toronto Stock Exchange under the symbol "RNG".

## Annual Meeting

Thursday, June 12, 2003,
10:00 am
Kensington Room
Le Royal Meridien
King Edward Hotel
37 King Street East,
Toronto, Ontario
Canada

## Contents





# The Year in Review

## 2002 Highlights

- Exceeded operating performance targets:
  - Record gold production of 177,225 ounces
  - Cash operating cost decreased to $143 per ounce
- Delivered strong financial results:
  - Net earnings of $9.7 million or $0.13 per share
  - Cash flow from operations of $14.1 million
  - Reduction of $11 million in debt
- Special warrant financing of CDN $7.2 million
- Significant reduction of hedge book
- Advanced development of Aguablanca nickel project:
  - Completion of feasibility study, positive production decision, project financing in progress
- Signed joint venture agreement on Lugo gold property in Spain

### Subsequent Events

- Secured off-take agreement for Aguablanca nickel project
- Expanded key landholdings in the Aguablanca region
- Special warrant financing of CDN $27 million
- Further reduction of hedge book

## 2003 Objectives

- Continue to improve operating performance
- Expand reserves/resources through exploration, development and acquisition
- Construct Aguablanca nickel mine for start-up at end of first quarter of 2004
- Start underground mining at gold operations
- Complete feasibility study at Corcoesto
- Develop potential of our large landholdings in Spain and Portugal

## Financial Highlights

| *($000 except where stated)* | **2002** | 2001 |
|---|---|---|
| **Production** | | |
| Gold ounces produced | **177,225** | 124,363 |
| Cash operating cost *($/oz)* | **143** | 219 |
| **Financial Results** | | |
| Revenue | **55,506** | 33,956 |
| Net income (loss) | **9,698** | (3,715) |
| Cash flow from operations | **14,138** | (917) |
| Net income (loss) per share | **$ 0.13** | $ (0.06) |
| **Financial Position** | | |
| Cash and cash equivalents | **7,737** | 1,805 |
| Working capital | **9,069** | (9,995) |
| Total assets | **86,241** | 75,721 |
| Long-term debt | **13,593** | 19,228 |
| Weighted average shares outstanding - basic | **72,249,367** | 65,018,690 |



Annual Gold Production
(ounces)
58,630
103,783
97,016
124,363
177,225
'98* '99 '00 '01 '02
Revenue
($ millions)
$16.2
$27.6
$24.4
$34.0
$55.5
'98* '99 '00 '01 '02
Earnings
($ millions)
'98* '99 '00 '01
'02
$(3.7)
$(5.4)
$(7.4)
$(3.7)
$9.7


* The Company started commercial production in March 1998.



2002

# Rio Narcea Reserves and Resources [1] [3]

**(as of December 31, 2002)**

| Gold Operations [2] [4] | | Category | Tonnes (000s) | Grade (g/t) | Contained Ounces (000s) |
|---|---|---|---|---|---|
| MINERAL RESERVES | **El Valle** | Proven | 1,006 | 6.95 | 225 |
| | | Probable | 359 | 4.69 | 54 |
| | | **Total** | **1,365** | **6.35** | **279** |
| | **Carlés** | Proven | 715 | 4.60 | 106 |
| | | Probable | 195 | 4.36 | 27 |
| | | **Total** | **910** | **4.55** | **133** |
| | **Total reserves** | | **2,275** | **5.63** | **412** |
| MINERAL RESOURCES | **El Valle** | Measured | 487 | 7.82 | 123 |
| | | Indicated | 638 | 7.46 | 153 |
| | | **Total** | **1,125** | **7.61** | **275** |
| | | *Inferred* | 1,242 | 7.20 | 287 |
| | **Carlés** | Measured | 66 | 4.79 | 10 |
| | | Indicated | 249 | 4.55 | 36 |
| | | **Total** | **316** | **4.60** | **47** |
| | | *Inferred* | 835 | 4.81 | 129 |
| | **Total measured and indicated resources** | | **1,441** | **6.95** | **322** |
| | *Total inferred resources* | | *2,077* | *6.24* | *416* |

| Gold Projects [2] [4] | | Category | Tonnes (000s) | Grade (g/t) | Contained Ounces (000s) |
|---|---|---|---|---|---|
| MINERAL RESOURCES | **Corcoesto** | Measured | 412 | 1.67 | 22 |
| | | Indicated | 3,469 | 1.52 | 170 |
| | | **Total** | **3,880** | **1.54** | **192** |
| | | *Inferred* | *3,665* | *1.53* | *180* |
| | **Godán** | *Inferred* | *464* | *7.11* | *106* |
| | **La Brueva** | *Inferred* | *898* | *2.69* | *78* |
| | **Total measured and indicated resources** | | **3,880** | **1.54** | **192** |
| | *Total inferred resources* | | *5,027* | *2.25* | *364* |

| Base Metal Project | | Category | Tonnes (000s) | Ni (%) | Cu (%) | Combined PGM (g/t) | Au (g/t) |
|---|---|---|---|---|---|---|---|
| MINERAL RESERVES [5] | **Aguablanca** | Proven | 13,600 | 0.66 | 0.47 | 0.48 | 0.13 |
| | | Probable | 2,100 | 0.62 | 0.44 | 0.45 | 0.12 |
| | | **Total** | **15,700** | **0.66** | **0.46** | **0.47** | **0.13** |
| MINERAL RESOURCES [6] | **Aguablanca** | Measured | 2,300 | 0.73 | 0.54 | 0.55 | 0.13 |
| | | Indicated | 1,700 | 0.60 | 0.53 | 0.45 | 0.14 |
| | | **Total** | **4,000** | **0.67** | **0.54** | **0.51** | **0.14** |
| | | *Inferred* | *5,950* | *0.53* | *0.46* | *0.40* | *0.13* |

(1) Updated mineral reserves and resources, as of December 31, 2002, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates are prepared by or under the direction of Alan C. Noble, O.R.E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.

(2) Updated mineral reserves have been estimated using an appropriate cut-off grade based upon a gold price of $320 per ounce. Cut-off grades for mineral resources are project specific, but in general are based upon a gold price of $280 per ounce.

(3) Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources do not include mineral reserves.

(4) Contained ounces figures are before mill recovery factors are applied.

(5) Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report. Mineral reserves were calculated using a € 8.23/tonne net smelter return (equal to 0.256% nickel equivalent).

(6) Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.



## Licenses, Concessions and Permits

**December 31, 2002**

| *Country* | *Location* | *Project* | *Commodity* | *Investigation Permits, Licenses and Exploitation Concessions (square kilometres)* | *Exploration Permits Excluding known underlying concessions and investigation permits (square kilometres)* |
|---|---|---|---|---|---|
| Spain | **Asturias** | Rio Narcea belt | *Gold* | 93 | |
| | | Navelgas belt | *Gold* | 104 | |
| | | Oscos belt | *Gold* | 217 | |
| Spain | **Galicia** | Malpica belt | *Gold* | 91 | |
| Portugal | | Penedono | *Gold* | 110 | |
| Spain | **Caceres** | Rio Malo | *Nickel* | 84 | |
| | **Huelva, Sevilla, Córdoba, Badajoz** | Ossa Morena belt | *Nickel* | 2,777 | 1,668 |
| Portugal | | Beja | *Nickel* | 998 | |
| | | Campo Maior | *Nickel* | 926 | |
| | **Company Total** | | | **5,400** | **1,668** |

## Rio Narcea's Properties

**Gold and Nickel-Copper-PGM**


Gold Properties
Nickel-Copper-PGM Properties
Exploration Permits
Carlés Mine
Corcoesto
Lugo
El Valle Mine
SPAIN
Penedono
Rio Malo
PORTUGAL
Beja
Ossa Morena Belt
Campo Maior
Aguablanca

*Cautionary Note to U.S. Investors:*

*The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "mineral resources," "measured," "indicated," and "inferred resources," that the SEC guidelines prohibit us from including in our filing with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30670, available from us by contacting the Investor Relations Department.*



2002

# Message to Shareholders

## From Your Chairman and President

2002 was an outstanding year for Rio Narcea with record gold production, cash flow and earnings. The excellent performance of our gold operations resulted in production of 177,225 ounces, cash operating costs of $143 per ounce, operating cash flows of $14 million and net earnings of approximately $10 million (including a $3.8 million foreign exchange gain). These positive results, together with a $4.5 million equity financing, contributed to a significantly stronger balance sheet with a $19 million improvement in working capital. The Company also successfully raised $17.7 million in equity financing in February 2003. This and a continuing strong operating performance in the first quarter of 2003 enabled the Company to reduce its hedge book exposure, increase its 2003 exploration budget to $7.4 million and repay $14 million of debt as of March 31, 2003. Equally important, it has positioned Rio Narcea financially to provide the required equity component of the financing for the construction of the Aguablanca nickel mine and to pursue new growth opportunities.

To this performance and re-positioning of Rio Narcea should be added the impact of the major shareholder and Board changes that took place at the beginning of 2002. These factors and the strength of the gold price over the year greatly benefited the Company. Our share price appreciated almost 350%, the trading volume of our shares rose significantly and our market capitalization increased more than five fold.

Our achievements on the nickel front were of great importance for the future of the Company. During 2002, Rio Narcea completed a positive bankable feasibility study on the Aguablanca open pit nickel sulfide deposit, signed a mandate for project financing of $55 million and concluded a favourable off-take agreement for our nickel concentrate. Subsequent to year-end, the Company awarded major project contracts and is expecting to receive final mining permits shortly. We are targeting commencement of production at the end of the first quarter of 2004 to take full advantage of the generally accepted forecast that the nickel market will be extremely buoyant through at least 2006. The expected strong demand growth, particularly from Asia (driven by the demand for stainless steel in China), in the face of low inventories and a global industry operating at capacity with no major new production anticipated before 2006, will require significantly higher nickel prices to balance the market. In addition, based on a number of significant, higher grade nickel intersections below the planned open pit, we intend to investigate, as a priority, the feasibility of advancing the development of this potential additional resource by underground mining. Not only does Aguablanca promise to become the European Union's largest producer of nickel sulfide concentrates in the near-term, but our dominant landholdings on the Ossa Morena belt also offer great potential for further discoveries in a region that could become an important nickel district.

While our gold operations are performing extremely well, we are mindful of the decline in our mineral reserves at El Valle, mainly as a result of exploration drilling in prior years being curtailed by low gold prices. However, with the feasibility study results for both the underground mining at El Valle and the Corcoesto heap leach project now due by mid-year, we look forward to reporting significant increases in mineable reserves thereafter. Now that Rio Narcea is prospering from higher gold prices and record operating performance, additional resources are being directed towards increasing our reserve base to secure feed for the El Valle plant beyond 2007. We are fortunate to hold a particularly prospective land position in northern Spain that has historically yielded additional mineral resources in response to intensified and sustained exploration drilling, and we are optimistic that our $4.4 million gold exploration budget for 2003 will contribute greatly towards this end. In addition to the exploration of its own mineral rights, the Company is actively seeking to grow its gold reserves and production through joint ventures and acquisitions. Initial surface exploration results from the Lugo joint venture with Outokumpu are particularly encouraging and a drilling campaign is currently in progress.

It is indeed challenging to discover, develop and operate mines successfully in a first world environment such as the European Union and Rio Narcea takes pride in being one of the few mining companies in recent times to have succeeded. This accomplishment and our excellent results for the year could not have been realized without the hard work, dedication and ingenuity of our employees and management. They in turn have been reliant upon the important contributions of the Spanish authorities, the regional governments and communities of Asturias and Extremadura, and our contractors. We wish to acknowledge these contributions and convey our appreciation to all these stakeholders.

Since we last reported to you, Mr. Fernando Pastor González resigned from the Board of Directors and was replaced by Mr. David N. Murray O.B.E. We wish to record our appreciation to Mr. Pastor for his contribution to the Company and welcome Mr. Murray as a valuable addition to the Board. Finally, we would like to thank the investment community and in particular you, our shareholders, both long standing and new, for your support during the past year. Rio Narcea is now positioned to enter a new era of growth and prosperity with exciting and important challenges in the years ahead. We remain confident that the Company will rise to these challenges and deliver further value.

**Chris I. von Christierson**
*Chairman*
April 14, 2003

**Alberto Lavandeira**
*President and Chief Executive Officer*









# Gold Operations Review

## El Valle Mine

THE EL VALLE OPEN PIT OPERATION COMMENCED PRODUCTION IN EARLY 1998 AND HAS PRODUCED 561,017 OUNCES OF GOLD AS OF DECEMBER 31, 2002†. THE OPERATION HAD AN OUTSTANDING YEAR IN 2002 WITH RECORD GOLD PRODUCTION AND COST TARGETS, CONTRIBUTING TO A STRONGER FINANCIAL POSITION FOR THE COMPANY. THE COMPANY IS FOCUSING ON ADVANCING UNDERGROUND DEVELOPMENT TO START MINING OPERATIONS BY THE THIRD QUARTER OF 2003, THUS COMPLEMENTING OPEN PIT ORE PRODUCTION FOR THE NEXT TWO TO THREE YEARS.

### Operations Results

The year 2002 was confidently predicted to be a profitable year for the El Valle operation with a declining strip ratio and anticipated higher grades. In fact, performance well exceeded our budget with better than expected ore grades, plant throughput and recoveries. Gold production was a record 177,225† ounces, 42% more than the previous record attained last year. Cash costs were in line with our projections at $143 per ounce. Continuing improvements at the El Valle plant during the year increased throughput to 753,411 tonnes of ore at an average head grade of 7.8 grams per tonne gold with gold recoveries reaching 94.4%.

In the first few months of 2002, the Company successfully completed the transition from mining the Boinas East pit to re-accessing the deeper high-grade Charnela zone of the El Valle pit, following the planned pushback phase. The waste removal was completed ahead of schedule and mining of the Charnela ore started as planned in mid-March. Ore from the high-grade Charnela zone exceeded expectations, as mined grades were higher than reserve estimates.

In the open pit, local mining contractors, working in close cooperation with Rio Narcea's mine planning staff and grade control personnel, accomplished excellent results. Over seven million cubic metres of waste were removed and used to backfill the mined out Boinas East pit. Ore tonnage extracted from the El Valle open pit amounted to 704,000 tonnes at an average grade of 9.60 grams per tonne gold.

† Includes production from the Carlés Mine.



**704,000 tonnes of ore averaging 9.6 g/t gold were mined from the El Valle open pit in 2002.**



The El Valle plant continued to demonstrate its flexibility to handle different blends of gold-copper ore from the El Valle and Carlés mines. It treated high-grade copper ore from the stockpiles in the first quarter and a blend of El Valle and Carlés ores for the remainder of the year. The flowsheet consists of crushing, SAG/ball-milling, gravity concentration of gold and native copper, copper flotation, carbon-in-leach cyanidation and cyanide detoxification. Products are gravity gold concentrates, flotation concentrates and bullion.

As part of the Company's plans to continually improve efficiencies, the Company designed, installed and commissioned an intensive cyanidation and electrowinning circuit to leach some of the gravity concentrates. The new circuit successfully passed more gold into high-paying bullion while also rejecting penalty elements like arsenic, thus improving the overall net smelter returns on the products.

### Mineral Reserves and Resources

The El Valle's estimated proven and probable reserves as of year-end 2002 are 279,000 ounces of gold in 1.4 million tonnes grading 6.4 grams per tonne at a cut-off grade of 1.0 gram per tonne calculated at a gold price of $320 per ounce. El Valle's measured and indicated resources (excluding mineral reserves) amount to 1.1 million tonnes at a grade of 7.61 grams per tonne representing 275,000 ounces of gold. For a detailed account, please refer to page 2 of this annual report.

### Exploration and Development

El Valle remains the Company's principal target for gold exploration and the best near-term opportunity for adding to gold reserves. Development and exploration activities are focused on the planned transition from open pit mining to underground production.
In 2002, the Company focused mainly on defining new underground reserves in order for a feasibility study to be completed by mid-2003 and the commencement of underground operations thereafter.

### Operating Data

| | 2002 | 2001 |
|---|---|---|
| Gold production† *(oz)* | **177,225** | 124,363 |
| Plant throughput *(t)* | **753,411** | 649,149 |
| Head grade *(g/t Au)* | **7.8** | 6.5 |
| Recovery *(%)* | **94.4** | 91.2 |
| Cash cost *($/oz)* | **143** | 228 |

† Includes production from the Carlés Mine.



**Alan Riles, COO, Cesar Castañón, Mine Manager, and Manolo Mesa, Mine Planning Engineer, look with interest at El Valle's wireless grade control data logger.**



2002 GOLD

During 2002, the Company completed 14,500 metres of drilling in 115 holes. The underground program included 7,500 metres as part of a reserve definition program in the Monica zone below the mined out Boinas East pit. Infill drilling will continue into the first quarter of 2003 to define the Monica zone on a 25 metre by 12.5 metre grid centre. A mineral reserve estimate for the underground portion of the El Valle deposit will be announced with completion of the feasibility study.

In conjunction with reserve definition drilling, exploration for new mineralization focused mainly on the underground extensions of the high-grade Charnela zone and the margins of the main pit where a number of earlier drill holes mineralized intercepts merited additional investigation. Both programs were successful in intersecting encouraging results and will be followed up in 2003.

Although the complexity of the El Valle deposit is challenging, it also represents significant potential for future discoveries. Prior to the end of 2002, the Company embarked on a four-hole, deep drilling program to examine the deep potential of the deposit. The program identified, below the 300-metre level in the central portion of the El Valle pit, a previously unknown mineralized breccia that exceeded 70 metres in thickness. Further drilling is planned to evaluate the economic potential of this newly discovered mineralized zone.

## 2003 Outlook

The El Valle operation is expected to operate profitably for the balance of the open pit mine life due to higher grades and a continually improving stripping ratio. The El Valle plant is forecast to produce approximately 155,000 ounces of gold in 2003 at a cash operating cost of approximately $135 per ounce, which includes processing approximately 150,000 tonnes of ore from the Carlés Mine.

Rio Narcea anticipates the commencement of underground mining at El Valle by the third quarter of 2003. Exploration efforts will continue to focus at the mine site where there is a higher probability of finding new resources and thus extending the mine life of the El Valle gold operation.


El Valle Pit
Boinas East Pit
(mined out)
Target area for 2002 - 2003
underground drilling and
reserve definition program
Mineral resources
> 3 g/t Au
Mineral resources
> 3 g/t Au targeted
for reserves

**El Valle Mine underground development**



## Carlés Mine

THE CARLÉS SATELLITE MINE, LOCATED JUST 20 KILOMETRES NORTH OF EL VALLE, OFFERS SOME ADDED BENEFITS AS THE CHARACTERISTICS OF ITS ORE PROVIDE THE PERFECT BLEND FOR MAXIMUM EFFICIENCIES AT THE EL VALLE PLANT.

During 2002, 97,000 tonnes of ore grading 4.65 grams per tonne gold and 0.77% copper were transported to the El Valle plant. The harder skarn ore from Carlés, blended at up to 20% with the softer El Valle ore, played a synergistic role in helping to optimize grinding circuit throughput and efficiencies, and also reduce pulp viscosities in cyanide leaching.

Sales of limestone waste and oversize blocks into the local construction industry market continued to offset the waste removal costs and improved the profitability of this satellite mine.

The current Carlés Mine mineral reserves amount to 133,000 ounces gold contained in just over 900,000 tonnes of ore at 4.6 grams per tonne gold, of which 58,000 ounces are contained within the open pit and ore stockpiles. The measured and indicated resources are estimated at 47,000 ounces in 316,000 tonnes averaging 4.6 grams per tonne gold. The deposit remains open for extension at depth.

Although open pit ore production is continuing, underground development has been accelerated to commence underground ore extraction by mid-2003 and ramping up during 2003/2004 to complement open pit production. The ramp and crosscuts from the earlier work by Anglo American are being re-furbished and supplemented by a ventilation raise and some minor additional development to facilitate the exploitation of easily accessible high-grade ore. In parallel, the other part of the Carlés orebody is being re-evaluated in the context of the overall underground mining feasibility study currently being conducted at both mines.



**Underground development has been accelerated at the Carlés Mine.**





# Gold Development

## Corcoesto Gold Project

A FEASIBILITY STUDY FOR THE DEVELOPMENT OF THE CORCOESTO GOLD PROJECT IS CLOSE TO COMPLETION. INITIAL RESULTS INDICATE A VIABLE HEAP LEACH OPEN PIT PROJECT CAPABLE OF PRODUCING OVER 30,000 OUNCES OF GOLD ANNUALLY. MINIMAL DEVELOPMENT IS REQUIRED TO BRING CORCOESTO TO PRODUCTION BY EARLY 2004.

With the improving gold price environment during 2002, Rio Narcea made the decision to advance the development of the Corcoesto gold project located near the centre of the Malpica gold belt in Galicia, northwestern Spain. In May 2002, the Company engaged Metallurgical Design and Management (Pty.) Ltd. (MDM) of South Africa to initiate a feasibility study at Corcoesto.

The feasibility study includes a 12,000-metre infill drilling program, currently in progress, to upgrade the existing mineral resources to mineable reserves and provide information for future mine planning. Rio Narcea is confident of obtaining a high resource to reserve conversion rate. An updated reserve and resource statement should be available by mid-year.

Based on the Company's previous work, the Corcoesto deposit hosts a measured and indicated resource of 192,000 ounces of gold in 3.9 million tonnes of material at an average grade of 1.54 grams per tonne, as well as an inferred resource of 180,000 ounces in 3.7 million tonnes grading an average of 1.53 grams per tonne. Gold mineralization at Corcoesto occurs in a well-developed system of sheeted quartz veins forming large silica-rich envelopes within altered metamorphic rocks.

Preliminary assessment from MDM confirmed the capital cost estimate of $6 million for the development of the Corcoesto open pit. The heap leach operation will have the potential to produce over 30,000 ounces of gold annually with the loaded carbon transported to the El Valle plant for gold extraction. Metallurgical tests indicate amenability of the ore to direct cyanide leaching with recoveries of over 75%.

The feasibility study is scheduled to be finalized by mid-2003. Subject to a positive outcome and receipt of mining permits from the Galician mining authorities, construction would commence immediately with commercial production anticipated to begin in early 2004.

**Rio Narcea is currently conducting a 12,000-metre infill drilling program as part of the feasibility study.**





# Gold Exploration

RIO NARCEA'S JOINT VENTURE WITH OUTOKUMPU TO EXPLORE EAST-CENTRAL GALICIA REPRESENTS AN IMPORTANT COMMITMENT TOWARD THE FUTURE GROWTH OF THE COMPANY'S GOLD ASSETS IN NORTHERN SPAIN. THE LUGO PROJECT IS FOCUSED ON WHAT MAY PROVE TO BE THE MOST SIGNIFICANT NEW DISCOVERY OF EPITHERMAL GOLD MINERALIZATION ON THE IBERIAN PENINSULA. THE CHOUSA GOLD OCCURRENCE IS A HIGHLY PROSPECTIVE EXPLORATION TARGET WITH MANY SIMILARITIES TO THE POTENTIAL AND TYPE OF GOLD MINERALIZATION AT RIO NARCEA'S EL VALLE MINE.

## Lugo Project

In December 2002, Rio Narcea entered into a joint venture agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in their gold properties in northwestern Spain. The joint venture properties cover 387 square kilometres in the regions of Galicia and Leon and include the Lugo project, located 90 kilometres west of Rio Narcea's El Valle gold mine.

Mineralization on the Lugo project is related to a large epithermal gold system hosted in a 200-metre thick section of limestone and dolomite. The style of mineralization, stratigraphic section and regional structure are very similar to the Rio Narcea gold belt. The property is dissected by a major north-trending fault system that is host to a fingered array of clay altered, porphyritic quartz diorite intrusives. Gold mineralization occurs in clay alteration and silicified dolomites marginal to the intrusives. Regional geological mapping and soil geochemical surveys have defined an epithermal gold system that extends over a strike length of approximately 12 kilometres and locally developed to a width of 2.5 kilometres.

The Chousa gold occurrence, located near the centre of the project area, is one of the most exciting targets identified to date by Rio Narcea. Float samples of jasperoid taken from the margins of a porphyry intrusive contain up to 46 grams per tonne gold. Soil samples, collected at intervals of 20 metres along east-west lines that are separated by a distance of 100 metres, defined a significant gold anomaly around the occurrence. Soil assays define an area of 0.8 square kilometres exceeding 0.1 grams per tonne gold with approximately one quarter of the anomaly assaying in excess of 0.5 grams per tonne gold with 33 samples containing more than 1.0 grams per tonne gold.

The Chousa target represents only one of several anomalies in the Lugo project area that will be the object of an aggressive exploration program starting in March 2003. The Lugo project is Rio Narcea's highest priority target to be evaluated outside of its current operating and development projects.


Geochemical soil anomalies
at the Chousa target
> 500 ppb
> 100 ppb
> 30 ppb
> 10 ppb
500 metres
2 km
Airborne magnetic
anomalies

**Soil gold anomalies at the Lugo project are shown in relation to the regional airborne magnetic anomalies.**





# Nickel Development

## Aguablanca Project

THE AGUABLANCA NICKEL SULFIDE PROJECT WILL BE RIO NARCEA'S NEXT PRODUCING MINE. WITH AN ESTIMATED NET PRESENT VALUE (NPV) IN EXCESS OF $100 MILLION AT CURRENT METAL PRICES, THE PROJECT PROMISES TO SIGNIFICANTLY INCREASE THE MARKET CAPITALIZATION OF THE COMPANY AND MAKE RIO NARCEA ONE OF SPAIN'S MAJOR METAL PRODUCERS. SIGNIFICANT STRIDES IN 2002, COUPLED WITH A FAST TRACK DEVELOPMENT PLAN, ARE MAKING AGUABLANCA A REALITY. THE COMPANY SUCCESSFULLY COMPLETED A BANKABLE FEASIBILITY STUDY, SIGNED A MANDATE FOR PROJECT FINANCING, CONCLUDED AN OFF-TAKE AGREEMENT AND TENDERED MAJOR PROJECT CONTRACTS IN JUST OVER A YEAR. ENGINEERING DESIGN, CONSTRUCTION AND SITE WORKS ARE UNDERWAY WITH THE GOAL OF STARTING COMMERCIAL PRODUCTION AT THE END OF THE FIRST QUARTER OF 2004. AGUABLANCA WILL SOON BE THE FIRST NICKEL SULFIDE MINE IN WESTERN EUROPE'S MOST PROMISING NICKEL SULFIDE BELT.

### Geology and Mineralization

The Aguablanca nickel-copper-PGM deposit in southwestern Spain is defined by more than 45,000 metres of drilling. Formed by three zones of magmatic sulfide mineralization, the deposit occurs in a gabbro-norite intrusive along the north contact of the Santa Olalla granodiorite complex. The mineralization is similar in type to both the Voisey's Bay deposit in eastern Canada and the Noril'sk deposit in Russia. Nickel, copper, platinum and palladium mineralization occurs within magmatic breccia bodies that form gossans at the surface. Pyrrhotite, pentlandite and chalcopyrite comprise the dominant sulfide mineralization.

The deposit consists of two steeply dipping, northwest-trending mineralized bodies that are truncated by northeast-oriented, post-mineralization faults. Mineralization in the main zone extends to a depth of 450 metres while the northern zone reaches a depth of 160 metres. Below the main zone, a gently south-dipping higher grade mineralized zone averaging 33 metres in thickness is defined in a 60 by 60 metre area and bounded by east-west and northeast-trending faults. Further drilling will be required to test the possible faulted extension of this mineralization.

### Mineral Reserves and Resources

As part of the bankable feasibility study, Rio Narcea completed an additional 10,000-metre infill drilling program in early 2002. These new results were combined with previous drilling data from the Rio Tinto Minera/Presur joint venture to establish a revised estimate of the project's mineral resources.

The "base case" pit design by O.R.E. Reserves Engineering contains a conservative open pit mineral reserve of 15.7 million tonnes at 0.66% nickel, 0.46% copper and 0.47 grams per tonne PGM with a strip ratio of 5.4:1, using a nickel price of $2.99/lb and a copper price of $0.73/lb. These mineral reserves will be revised in the next few months to incorporate pit slope optimization studies and additional drilling data.


Planned Open Pit
250 metres
>0.2% Ni
>0.6% Ni
Underground Potential

View of the Aguablanca deposit looking N20W



## Mine Plan

The Aguablanca mine will consist of an open pit and an on-site processing plant. The initial open pit mine life is estimated at 10.5 years based on the mineral reserves previously stated. The conservative assumptions of the feasibility study contemplate an annual production of approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM.

The open pit mine plan, based on contract mining, assumes three staged push-backs to minimize initial capital expenditures. During the year of pre-production and first year of operation, approximately 10.4 million tonnes of waste and oxidized ore will be excavated to provide sufficient stockpiled ore, expose adequate ore for mining and provide construction material for starter dams at the tailings storage area and water ponds.

Significant mine life extension and higher production are expected with treatment of marginal stockpiles, pit expansion and underground development. With the existing drill hole data showing increasing grades beneath the planned open pit, there is considerable potential to exploit that mineral resource by underground methods before reaching the bottom of the planned open pit. Therefore, in addition to the current optimization studies, Rio Narcea is working towards establishing an optimum long-term mine plan that would incorporate the underground mineral resources.

## Processing

The proposed on-site nickel sulfide flotation plant is designed to treat 1.5 million tonnes of ore per year, producing a bulk copper-nickel-PGM concentrate with the flexibility to produce separate copper and nickel concentrates. The process flowsheet will comprise primary crushing, semi-autogenous grinding, pebble crushing, ball milling, flash flotation, three stages of nickel flotation, concentrate thickening and filtration.



**At Aguablanca, nickel sulfide mineralization outcrops as an oxidized gossan (as seen on left side of photo).**


ROM
CRUSH
CYCLONES
PEBBLE CRUSHER
SAG MILL
BALL MILL
GRINDING SUMP
PRE-FLOAT
TAILS
TAILS
Ni FLOAT
Cu FLOAT
Ni Conc.
Cu Conc.
PROCESS WATER
THICKENER
FILTER PRESSES
Cu-Ni Conc.
PROCESS WATER
TAILINGS DAM

**Aguablanca Flowsheet**





### Off-take Agreement

In early January 2003, Rio Narcea secured an off-take agreement with Glencore International AG for the sale of 100% of the annual concentrate production at the mine until the year 2010. The concentrate will be trucked from Aguablanca to the ports of Huelva or Sevilla for shipment.

### Project Economics

Based on the agreed smelter terms, the updated base case financial model forecasts an average total cash operating cost of $1.60/lb of nickel equivalent (including by-product credits and smelter costs) for the life of the mine. Capital costs are estimated at $62.5 million. Payback of capital is anticipated in less than 2.5 years from commencement of production. Assuming no leverage due to debt financing and using the "base case" prices of $2.99/lb for nickel and $0.73/lb for copper, the project has an internal rate of return (IRR) of 38% and a net present value (NPV) of $73 million at a 10% discount rate.

Further improvements in the project economics are also anticipated with the pit slope optimization and subsequent reduction of waste, potential addition of open pit reserves from nearby mineralized zones and development of higher grade, deeper mineralization below the open pit. Additionally, with an expected strong nickel market for the next three years, driven by the lack of new significant supplies and the rising Chinese demand, the project's development schedule is well positioned to take advantage of this bullish trend.

### Project Financing

Rio Narcea has signed a mandate for project financing with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. The proposed financing arrangement consists of a six-year senior amortizing loan facility of $45 million, a subordinated convertible loan of $5 million and a cost over-run facility of $5 million. In addition, a nickel and copper hedging facility will be provided to cover the equivalent of 50% of nickel production during the term of the loan. The debt facilities are secured only against the project. Additionally, the Company obtained a credit facility of $6 million from Barclays Bank, S.A.E. to finance the Value Added Tax (VAT) costs during construction.

### Project Development and Timetable

A lump sum turnkey contract for the plant construction will be awarded immediately after receiving final mining permits, which are expected shortly. Construction is anticipated to be completed over a nine-month period, with commissioning and first nickel production scheduled for the end of the first quarter of 2004.

### Project Exploration

The intrusive body that hosts the Aguablanca deposit remains largely untested at depth beyond the boundaries of the planned pit. Defined by twelve holes on a spacing of approximately 50 by 100 metres, the lower continuation of the main zone has the potential of providing additional tonnage for an underground mining operation. Below the main zone, the mineralization is higher in nickel, copper and PGM grades and is significantly different in texture from the brecciated mineralization above. Core from each of the four holes that intersected the deep zone exhibits a laterally continuous, laminar style of disseminated to semi-massive sulfide mineralization that suggests gravitational settling in a horizontal, sill-like structure near the margins of the conduit. The 2002 drilling program verified the deep mineralization encountered by previous holes and provided a south-oriented vector for increasing grades. The program also defined the fault-bounded limits of the mineralization at this horizon. Movement along post-mineralization faults is believed to have displaced the continuation of the deep zone downward to the south of the pit boundary where future deep drilling and down-hole geophysics will explore the lower margins of the Aguablanca intrusive.



# Nickel Exploration

FOLLOWING THE AGUABLANCA NICKEL SULFIDE PROJECT ACQUISITION, RIO NARCEA HAS GAINED A COMPETITIVE ADVANTAGE BY SUCCESSFULLY ESTABLISHING A DOMINANT LAND POSITION IN AN UNDER-EXPLORED MINERAL DISTRICT THAT OFFERS LONG-TERM POTENTIAL FOR NEW DISCOVERIES OF BASE AND PRECIOUS METAL DEPOSITS.

## Ossa Morena Project

Nickel sulfide exploration around the Aguablanca deposit is only a small part of Rio Narcea's exploration strategy for the large land position that it controls in southern Spain and Portugal. In 2002, the Company's exploration team completed one of the most comprehensive and systematic nickel sulfide reconnaissance programs ever attempted in the Iberian Peninsula.

Commencing with the compilation of geological, geophysical and geochemical data from numerous government and industry sources, the Company put together a regional picture of nickel occurrences and related anomalies. The study identified a trend of nickel mineralization that stretches 240 kilometres from Cordoba Province in Spain to south-central Portugal. The data set includes more than 20,000 geochemical assays from systematic sampling along the belt in Spain and nearly 440,000 assays in Portugal. Guided by this information, the Company acquired a land position that totals 5,766 square kilometres of state mineral reserves, exploration and investigation permits, and exploration licenses.

The Company's mineral rights, referred to as the Ossa Morena project, control a trend of nickel sulfide mineralization that contains all the principal characteristics of a major nickel belt. The regional geology includes continental rift structures with related ophiolites, suture zones and bimodal magmatism in a thick section of favorable sulfide-bearing host rock.

One of the most convincing indications of the potential for discovery in the region resulted from a comparison of the detailed geology at Aguablanca to its radiometric signature from a regional geophysical survey (see figure below). The airborne survey not only mapped the gabbro intrusive that hosts the Aguablanca deposit, but it identified more than 100 similar anomalies along the northwest-trending Ossa Morena belt. Many of the anomalies corresponded to elevated nickel levels in soils and stream sediment assays. A field inspection of approximately one third of these targets identified favorable mafic to ultramafic intrusive rocks related to each anomaly. Several of the targets showed outcropping, olivine-rich gabbros with visible magmatic sulfides, and evidence of magmatic chambers with the key hallmarks of both calcium and silica contamination that are often associated with sulfide enrichment within the magmas. These findings have successfully defined the Ossa Morena belt as having the potential to become an important nickel sulfide province.

Encouraged by the potential of the region, the Company has approved a $3 million budget for nickel exploration in Spain and Portugal in 2003. Rio Narcea has assembled a talented team of geologists and technical personnel to evaluate the potential of this exciting exploration play. New exploration offices are now in place in Zafra, Spain and in Evora, Portugal to facilitate the Company's regional exploration program that will include 2,100 square kilometres of airborne geophysics, detailed soil geochemical and ground geophysical surveys, and approximately 10,000 metres of drilling on identified exploration targets in the Ossa Morena region. With the commencement of commercial production at Aguablanca in early 2004 and the potential for new discoveries in the region, Rio Narcea could soon establish the Ossa Morena project as one of Europe's most promising nickel sulfide districts.

**A comparison of Aguablanca to similar radiometric anomalies and mapped intrusives identified more than 100 potential exploration targets in Ossa Morena region.**


Geology and Airborne
Radiometric survey
0 20
km



# Corporate Responsibility


RIO NARCEA
GOLD MINES, LTD.

RIO NARCEA'S GOLD MINING OPERATIONS IN NORTHERN SPAIN CONTINUE TO BE AN EXCELLENT EXAMPLE OF RESPONSIBLE DEVELOPMENT IN THE MINING INDUSTRY.

A complex and challenging natural resource has been developed into a profitable, efficient operation that not only meets the environmental standards this pristine area commands, but also returns positive benefits to the local communities. The essential ingredients of Rio Narcea's integrated environmental management system which have led to this situation are:

- Technical skill and innovation
- Management commitment and expertise
- Close cooperation with regional authorities and local communities
- Strong links with local university teaching and research staff
- Commitment to sources of local employment wherever possible
- Integrated approach to ore extraction, waste dump planning, restoration and tailings management
- Comprehensive environmental monitoring
- Extensive hygiene monitoring and safety training
- Opportunities for vocational training and professional career development
- An open door showcase and example of responsible mining in Europe

The net result is a mining operation, set in the rugged mountains and lush green valleys of northern Spain, that has successfully met the environmental challenges with commitment and innovation and, more importantly, is returning to the community a superior environment for its traditional agricultural use. In addition, the project has significantly enhanced the economic prosperity and long-term skills base of the region.

Rio Narcea is committed to achieving and maintaining the same effective ethos and principles for the development of the Aguablanca nickel project in southern Spain, and as a consequence this project is also receiving strong local government and community support.



September 2001



September 2002



# Management's Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes.

This financial information was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to note 15 of the consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. All amounts are in U.S. dollars unless otherwise indicated.

## Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its large landholdings on the Iberian Peninsula.

In 2002, the Company's gold operations delivered record production and cash flow resulting in a profitable year for Rio Narcea. On the nickel side, the Company achieved key milestones in advancing the development of the Aguablanca project towards production by completing a positive bankable feasibility study, signing a mandate for project financing and concluding an off-take agreement for the sale of its nickel concentrates. With an improved balance sheet and a positive market outlook for both gold and nickel, Rio Narcea is well positioned to provide significant benefits to its shareholders.

## Key Highlights

- Record gold production of 177,225 ounces at a cash operating cost[(a)] of $143 per ounce
- Net earnings of $9.7 million ($0.13 per share)
- Operating cash flow of $14.1 million
- Reduction of $11 million in short-term bank indebtedness and long-term debt
- Completion of special warrant financing for gross proceeds of CDN $7.2 million (US $4.5 million) in March 2002
- Significant reduction of hedge book
- Signing of a mandate letter for Aguablanca project financing
- Completion of special warrant financing for gross proceeds of CDN $27 million (US $17.7 million) in February 2003

(a) See Non-GAAP measures section.

## Results of Operations

For the fiscal year ended December 31, 2002, Rio Narcea generated a profit of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001 and a net loss of $7,407,500 ($0.11 per share) in 2000.

### Revenues

Record gold production for the second consecutive year at the Company's gold operations resulted in revenues increasing to $55,506,300 in 2002 compared to $33,956,000 in 2001 and $24,405,300 in 2000. The increase in revenue was a result of higher production and a significant improvement in the realized gold price.

The Company achieved record gold production of 177,225 ounces in 2002, a 42% increase from 2001 and an 83% increase from 2000. This significant rise was the result of higher head grades combined with higher mill throughput and improved recoveries.

**Gross Revenue**
*(millions)*



$60
$40
$20
$ 0
2000
2001
2002


### Summary of Gold Operations

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Tonnes of ore milled | **753,411** | 649,149 | 723,588 |
| Grade (g/t) | **7.8** | 6.5 | 4.6 |
| Recovery (%) | **94.4** | 91.2 | 89.7 |
| Gold production (oz) | **177,225** | 124,363 | 97,016 |
| Cash operating cost ($/oz)[(a)] | **143** | 219 | 295 |
| Total operating cost ($/oz)[(a)] | **268** | 268 | 307 |

(a) See Non-GAAP measures section.



The average realized gold price, including the gold and foreign exchange cash hedging effect, increased to $307 per ounce in 2002 from $263 per ounce in 2001 and $247 per ounce in 2000 as a result of the combined impact of a higher average spot price and a smaller loss from the foreign exchange hedging. The average spot price in 2002 was $310 per ounce versus $271 per ounce in 2001 and $279 per ounce in 2000. The remaining foreign exchange hedging expired in January and February 2002.

A reconciliation of gold sales before giving effect to hedging transactions to gold sales in the consolidated statements of operations and deficit is as follows:

| | **2002** | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | **$000** | **$/oz** | $000 | $/oz | $000 | $/oz |
| Gold sales before hedging | **54,680** | **309** | 33,782 | 272 | 26,338 | 271 |
| Cash gold hedging effect | **(6)**[(a)] | **(0)** | 724 | 6 | 1,350 | 14 |
| Cash foreign exchange hedging effect | **(300)** | **(2)** | (1,756) | (15) | (3,750) | (38) |
| Realized gold sales | **54,374** | **307** | 32,750 | 263 | 23,938 | 247 |
| Non-cash gold hedging effect | **1,132** | **6** | 1,172 | 10 | 338 | 3 |
| Gold sales | **55,506** | **313** | 33,922 | 273 | 24,276 | 250 |
| Average spot price | | **310** | | 271 | | 279 |
| Production (oz) | | **177,225** | | 124,363 | | 97,016 |

(a) Does not include the acquisition cost of the gold calls settled in May 2002.

**Operating Expenses**

Operating expenses totaled $47,481,500 in 2002 compared to $33,330,200 and $29,824,700 in 2001 and 2000, respectively. Additional gold production is the main reason for this increase. Total operating cost per ounce *(see Non-GAAP measures section)* amounted to $268 in 2002 compared to $268 in 2001 and $307 in 2000.

Cash operating costs per ounce *(see Non-GAAP measures section)* declined markedly to $143 in 2002 from $219 in 2001 and $295 in 2000 as a result of increased gold production combined with higher grade and higher recoveries. In 2001, production was slightly hampered in June and July by ore from the Boinas East pit, which contained unexpectedly high copper grades and certain impurities, resulting in increased copper concentrate treatment charges and the stockpiling of approximately 100,000 tonnes of high-grade ore containing 7 to 8 grams per tonne gold and up to 3% copper. This ore was blended with lower copper grade ore and processed in the first half of 2002.

**Cash Operating Costs**
*($/oz)*


$300
$200
$100
$ 0
2000
2001
2002

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of the mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres per tonne of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.

The deferred stripping cost per ounce of gold produced in 2002, 2001 and 2000 was $96, $90 and $87, respectively. The cost per ounce of gold produced in the local operations functional currency was € 102, € 101 and € 94, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre originate from variations in proven and probable mineral reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of waste to be moved over the life of the mine. The Company does not expect significant variations in these factors in the future. An increase in the stripping ratio, year-over-year, results in more amortization recorded in the statement of operations and a decrease in the stripping ratio, year over year, results in the opposite effect.





The amount of deferred stripping costs expensed for the year ended December 31, 2002, was approximately $17,059,500 compared to $11,239,700 in 2001 and $8,444,600 in 2000. These amounts are included in Deferred stripping and other mining expenses on the consolidated statements of operations and deficit.

Some mining companies expense stripping costs as incurred, which, if followed by the Company, would result in greater volatility in year-to-year results of operations. During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001 and 2000. If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002, and increased by $3,315,900 in 2001 and $6,890,900 in 2000.

The deferred stripping accounting described above does not give rise to an increase or a decrease in the actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under note 2 - Mineral properties - *(vi)* Property evaluations.

**Depreciation and Amortization**

Depreciation and amortization expenses in 2002 were $9,180,500 compared to $5,142,400 and $3,388,500 in 2001 and 2000, respectively. On a per ounce of gold produced basis, depreciation and amortization was $52 in 2002, $41 in 2001 and $35 in 2000. The increase in 2002 is due to the effect of the Euro/US$ exchange rate together with the effect of the variation of the gold reserves.

**Exploration Costs**

Exploration costs were $2,737,700 during 2002 compared to $2,342,900 in 2001 and $2,575,900 in 2000. The increase in 2002 reflected the Company's exploration activities at Aguablanca before completion of the bankable feasibility in July 2002, amounting to $2,002,000 in 2002 and $1,763,300 in 2001.

**Administrative and Corporate Expenses**

Administrative and corporate expenses for the year ended December 31, 2002, increased to $3,583,200 from $1,703,500 in 2001 and $1,957,200 in 2000 due primarily to higher legal, accounting and financial advisory fees and increased corporate activity in light of the development of the Aguablanca nickel mine.

**Financial Revenues and Expenses**

Financial revenues and expenses amounted to net revenues of $1,672,700 in 2002 compared to net expenses of $4,340,300 and $1,988,100 in 2001 and 2000, respectively.

Interest income amounted to $102,600 in 2002 compared to $31,200 and $124,600 in 2001 and 2000, respectively, corresponding to higher cash balances.

The Company realized gains of $3,810,600 on foreign currency exchange compared to losses of $1,105,500 in 2001 and gains of $663,500 in 2000. The Company's debt facilities are denominated in U.S. dollars. The strengthening of the Euro in 2002 resulted in a greater purchasing power when measured in U.S. dollars.

Interest expense and amortization of financing fees in 2002 declined to $2,240,500 from $3,266,000 in 2001 and $2,776,200 in 2000 as a direct result of the decrease in long-term debt and U.S. interest rates paid on its loan facilities. The increase from 2000 to 2001 was the result of a higher level of debt partly offset by lower U.S. interest rates.

## Capital Resources and Liquidity

**Operating Activities**

Cash flow from operating activities totaled $14,138,300 in 2002 compared to negative $916,900 in 2001 and negative $8,006,700 in 2000. Before changes in non-cash working capital items, operating cash flow amounted to $20,811,300 in 2002 compared to negative $884,400 in 2001 and negative $10,681,000 in 2000. The significant improvement was largely due to higher production and reduced production costs from gold operations.

**Cash Flow from Operations**
*(millions)*


$15
$ 0
-$15
2000 2001 2002

**Investing Activities**

Capital expenditures incurred in 2002 totaled $5,757,500 compared to $6,372,200 in 2001 and $5,213,600 in 2000. Of this amount, approximately $3,055,300 was for mine development ($4,125,900 in 2001 of which $1,500,000 was associated with the acquisition of the Aguablanca project from Atlantic Copper; $2,745,800 in 2000) and $2,702,200 was for land, buildings and equipment ($2,246,300 in 2001; $2,467,800 in 2000).

During 2002, the Company collected a total of $1,966,700 in grants compared to $474,100 in 2001 and $3,915,300 in 2000. The Company collected the total outstanding amounts as at December 31, 2001, from the Directorate-General of Regional Economic Incentives (IFR) subsidies.

**Financing Activities**

The exercise of share purchase options granted to Deutsche Bank and employee stock options generated proceeds of $4,304,700 in 2002. On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E ("Deutsche Bank") under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company prepaid the principal amount owing under the facility. The Company also realized $304,700 from the exercise of employee stock options during 2002. In 2001, the Company recorded net proceeds of $184,200 ($2,018,500 in 2000) from the issue to Barrick Gold Corporation of 128,507 common shares of the Company (1,345,000 common shares in 2000) at a price of CDN$2.25 per share (CDN$2.25 per share in 2000) pursuant to the January 25, 2000, Naraval exploration agreement.

In March 2002, the Company strengthened its balance sheet by completing a placement of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800). Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the additional warrants granted to the agent as part of its fees). Each special warrant was exercised to acquire, without further payment and on March 14, 2003, 1.1 common shares of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003.

Proceeds from bank loans and other long-term liabilities totaled $1,401,200 in 2002. During 2002, the Company obtained a $904,800 loan from the Industrial and Technological Development Centre and reimbursable subsidies of $496,400 granted by the Ministry of the Economy. In 2001, they totaled $6,258,400 and consisted of the drawdown of $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank, and obtained loans with other banks totaling $1,758,400. The credit facility, discussed above, granted in June 2001 was used to finance the acquisition, feasibility study and exploration of the Aguablanca project.

Debt repayments with respect to existing loan facilities amounted to $13,706,500 during 2002. They included $3,000,000 repaid to Deutsche Bank to retire the Aguablanca current account credit facility (repayment of $4,000,000 net of the drawdown of the remaining $1,000,000 of the credit facility made in early 2003), scheduled payments totaling $4,750,000 to Deutsche Bank relating to the term loan facility, repayment of the $1,500,000 working capital facility, prepayment of $1,000,000 of the April 2003 scheduled payment to Deutsche Bank and other loans amounting to $3,167,100 related to VAT and grants. In addition, there was a reduction of $289,400 in accrued interest during 2002.

## Balance Sheet

Total assets increased to $86,240,500 at December 31, 2002, from $75,721,100 in the previous year principally attributable to a higher cash balance and an increase in stockpiled ore. Cash and cash equivalents increased by $5,931,400 to $7,736,500. The improvement in the cash position of the Company resulted from the excellent cash flows generated by the gold operations. Stockpiled ore increased by $4,479,700, which represents approximately seven months of plant capacity. The value of mineral properties, net of depreciation, decreased to $27,712,700 in 2002 from $28,881,200 in 2001.

The Company's working capital improved significantly at the end of 2002 to $9,068,900 compared to a deficit position of $9,995,400 at the end of 2001 due to the increase in cash and stockpiled ore, and the reduction in short-term debt. The 2001 working capital deficit resulted primarily from the following factors: (i) the capital expenditures necessary to accelerate waste removal at El Valle in accordance with the revised mine plan implemented in mid-year 2000, and (ii) the inclusion of the short-term portion of the long-term debt with Deutsche Bank, amounting to $4,750,000, as a current liability.

Long-term debt was $13,592,800 at December 31, 2002, compared to $19,228,000 at the end of 2001.

Shareholders' equity increased to $52,992,100 in 2002 from $28,515,900 in 2001. This increase resulted mainly from the combination of the net income of $9,697,500 for the year, the positive foreign currency translation adjustment of $6,766,100 due to the appreciation of the Euro in relation to the U.S. dollar, the issuance of common shares totaling $4,652,100 and the net proceeds of $3,913,800 from a special warrant issue.



## Significant Critical Accounting Policies

The preparation of the Company's financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of proven and probable mineral reserves, recoverable metals therefrom and/or assumptions of future commodity prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and the ability to realize income tax benefits. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to income. In addition, management estimates costs associated with reclamation of mining properties as well as remedial costs for inactive properties. On an ongoing basis, management evaluates its estimates and assumptions. However, actual amounts could differ from those based on such estimates and assumptions. A summary of the significant accounting policies, including critical accounting policies, is set forth in note 2 of the consolidated financial statements.

## Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects.

Rio Narcea enters into hedging transactions to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors. Pursuant to the Company's loan arrangement with Deutsche Bank, the Company entered into put and call option contracts to cover gold market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. In May 2002, the Company purchased US$365 calls with maturity in 2003 and subsequent years and de-designated existing written calls as hedges. The acquisition cost of these calls was $1,090,700. The estimated fair value of the Company's hedge book as at December 31, 2002 is negative $333,000 based on the market conditions prevailing at that date.

While revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are paid in Euros, which can give rise to significant foreign currency transaction exposure. Rio Narcea has gold puts denominated in Euros to partially mitigate this risk. The Company has also employed foreign currency hedging transactions, which have expired as of February 2002.

The following table details the Company's hedging position as at December 31, 2002:

| **Gold**<br>Year | Type of<br>Contract | Ounces | Price per<br>Ounce |
|---|---|---|---|
| 2003-2006 | Put | 76,540 | US$280 |
| | | 270,902 | €300 |
| | Call | 194,154 [a] | €405 |
| 2003-2006 | Forward | 13,647 | US$300.98 |

(a) In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there are only written calls on 111,418 ounces of gold without matching purchased calls *(see Subsequent Events)*.

The Company's earnings and cash flows can be significantly affected by fluctuations in commodity prices and currency exchange rates. Based on 2003 production estimates, the approximate sensitivities of these to a 10% change in commodity prices and currency exchange rates are shown in the bar chart to the right.

**Estimated 2003 commodity price and currency exchange sensitivities**
*(millions)*



Euro/US$
$3.4
$4.6
Cash Flow
Earnings
10% Increase
Gold
$4.9
$4.9
($2.3)
($3.5)
Euro/US$
10% Decrease
($3.8)
($3.8)
Gold


The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not foresee any changes in environmental laws and regulations in the countries it operates that would adversely impact producing and development properties, however, it cannot guarantee that the possibility of such changes would not occur.

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. In particular, there is no assurance at this time that the Company will be able to obtain third party financing to further advance the Aguablanca project towards the commencement of commercial production. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties.

## Subsequent Events

### Off-take Agreement Signed for Aguablanca Project

On January 14, 2003, the Company entered into a long-term off-take agreement (the "Agreement") with Glencore International AG ("Glencore") for the sale of nickel concentrate from the Aguablanca project. Under the terms of the Agreement, Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until 2010.

### Prepayment of Deutsche Bank Loan to Free Up Cash Flow

On January 31, 2003, the Company prepaid a portion of debt outstanding under its credit agreement with Deutsche Bank in the aggregate amount of $2,562,500. This prepayment comprised the remaining amount of the instalment due in April 2003 ($1,375,000) and 50% of an instalment due in October 2003 ($1,187,500). The drawdowns under the credit agreement were used by Rio Narcea to finance its El Valle and Carlés gold operations.

In consideration of the early prepayments, Deutsche Bank has agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's Aguablanca mine as well as its other gold and nickel projects: Corcoesto project, Lugo project and Ossa Morena project.

### Special Warrant Financing

On February 6, 2003, the Company further strengthened its financial position by completing an equity financing of 12,000,000 special warrants at a price of CDN$2.25 per special warrant with a syndicate of underwriters for gross proceeds of CDN$27,000,000 (US$17.7 million). Each special warrant entitles the holder to acquire, without further payment and until June 7, 2003, one common share of the Company. The net proceeds will be used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt and for general working capital purposes. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

### Reduction of Hedge Book

In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there remains only €405 per ounce written calls on 111,418 ounces of gold without matching purchased calls. There is also a small forward sales contract (13,647 ounces through 2006 at US$301 per ounce).

## Outlook

Gold production for 2003 is expected to be approximately 155,000 ounces at a cash cost of $135 per ounce. There are no major capital expenditures budgeted at the El Valle operation during 2003 other than the continuation of the underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation, completion of the Corcoesto feasibility study and evaluation of the Lugo project (Rio Narcea earning a 70% interest). The Company has budgeted a $4.4 million gold exploration program for 2003.

Construction of the Aguablanca nickel mine will commence immediately after closing the project loan facility and receiving final mining permits. The project remains on target for commissioning at the end of the first quarter of 2004. Aguablanca is anticipated to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Capital expenditures for Aguablanca are estimated at $62.5 million in 2003 (including VAT and necessary working capital). Rio Narcea also plans to spend approximately $3 million in nickel exploration on its large landholdings in the region.



## Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | **2002** | | 2001 (restated) | | 2000 (restated) | |
|---|---|---|---|---|---|---|
| | **$000** | **$/oz** | $000 | $/oz | $000 | $/oz |
| Deferred stripping and other mining expenses | **20,566** | **116** | 13,947 | 112 | 11,515 | 119 |
| Plant expenses | **9,147** | **52** | 7,996 | 64 | 8,342 | 86 |
| Smelting, refining and transportation | **3,599** | **20** | 4,720 | 38 | 4,729 | 49 |
| Sale of by-products | **(2,639)** | **(15)** | (2,521) | (20) | (2,665) | (27) |
| Adjustments: | | | | | | |
| Reclamation costs | **(492)** | **(3)** | (225) | (2) | (191) | (3) |
| Stripping | **(4,818)** | **(27)** | 3,316 | 27 | 6,891 | 71 |
| **Cash operating cost**[(a)] | **25,363** | **143** | 27,233 | 219 | 28,621 | 295 |
| Depreciation and amortization expenses | **9,181** | **52** | 5,142 | 41 | 3,389 | 34 |
| Adjustments | **5,310** | **30** | (3,091) | (25) | (6,700) | (69) |
| **Total production cost**[(a)] | **39,854** | **225** | 29,284 | 235 | 25,310 | 260 |
| Administrative and corporate expenses | **3,583** | **20** | 1,703 | 14 | 1,957 | 20 |
| Exploration costs | **2,738** | **15** | 2,343 | 19 | 2,576 | 27 |
| Other income (expense) | **1,307** | **8** | 0 | 0 | (18) | 0 |
| **Total operating cost** | **47,482** | **268** | 33,330 | 268 | 29,825 | 307 |
| Production (oz) | | **177,225** | | 124,363 | | 97,016 |

(a)Cash operating cost and Total production cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

## New Accounting Standards

### Canadian GAAP Standards

In November 2001, the CICA issued a new Accounting Guideline, "Hedging Relationships" ("AcG-13") to provide guidance for applying hedge accounting principles. AcG-13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, "Disclosures of Guarantees" ("AcG-14"), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290. AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, "Impairment of Long-lived Assets" ("CICA 3063"). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, "Property, Plant and Equipment," and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets"). As a result, it is not expected that there will be any impact upon adoption of this new Handbook Section. CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.



In January 2003, the CICA issued a new Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Section 3061, "Property, Plant and Equipment" and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with U.S. GAAP (Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations"). CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004. Earlier application is encouraged. Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

**U.S. GAAP Standards**

In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("FAS No. 143"). The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

***Forward-looking Statements***

*This Annual Report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.*

*Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.*

*Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.*



# Management's Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented throughout the annual report is consistent with that in the consolidated financial statements.

Rio Narcea maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the Company's assets are appropriately accounted for and adequately safeguarded, and financial information is relevant and reliable.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis.

The Audit Committee, composed of three non-management, independent directors, meets periodically with management and the independent auditors to report on internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, the management's discussion and analysis, the independent auditors' report and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its finding to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company's independent auditors, Ernst & Young LLP, in accordance with Canadian and United States generally accepted auditing standards. Ernst & Young LLP have full and free access to the Audit Committee.

**Alberto Lavandeira**
*President and Chief Executive Officer*

**Omar Gómez**
*Chief Financial Officer*

April 14, 2003

# Auditors' Report

### To the Shareholders of Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of Rio Narcea Gold Mines, Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy on stock-based compensation effective January 1, 2002.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
March 31, 2003



Rio Narcea Gold Mines, Ltd.

# Consolidated Balance Sheets

*as at December 31*
*(Stated in U.S. dollars)*

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | **$ 7,736,500** | $ 1,805,100 |
| Restricted cash *(note 3)* | **287,900** | 338,500 |
| Inventories *(note 4)* | **2,315,800** | 2,033,000 |
| Stockpiled ore | **6,290,300** | 1,810,600 |
| Accounts receivable | | |
| Government grants *(note 5)* | **581,700** | 1,834,000 |
| VAT and other taxes *(note 13)* | **2,571,100** | 2,675,400 |
| Trade receivables | **2,562,300** | 2,691,500 |
| Other current assets *(note 8)* | **2,413,800** | 1,489,300 |
| **Total current assets** | **24,759,400** | 14,677,400 |
| Mineral properties, net *(note 6)* | **27,712,700** | 28,881,200 |
| Deferred stripping costs, net *(note 7)* | **27,804,700** | 27,859,400 |
| Other assets *(note 8)* | **5,963,700** | 4,303,100 |
| | **$ 86,240,500** | $ 75,721,100 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Short-term bank indebtedness *(note 9)* | **$ 151,400** | $ 4,737,700 |
| Accounts payable and accrued liabilities | **11,489,900** | 12,750,900 |
| Current portion of long-term debt *(note 9)* | **4,049,200** | 4,877,000 |
| Current portion of deferred revenue | **-** | 2,307,200 |
| **Total current liabilities** | **15,690,500** | 24,672,800 |
| Other long-term liabilities *(note 10)* | **3,965,100** | 3,304,400 |
| Long-term debt *(note 9)* | **13,592,800** | 19,228,000 |
| **Total liabilities** | **33,248,400** | 47,205,200 |
| **Shareholders' equity** | | |
| Common shares *(note 11)* | **84,098,400** | 79,446,300 |
| Stock options *(note 11)* | **706,800** | – |
| Special warrants *(note 11)* | **3,913,800** | – |
| Common share purchase options *(note 9)* | **972,900** | 2,233,000 |
| Deficit | **(29,350,200)** | (39,047,700) |
| Cumulative foreign exchange translation adjustment | **(7,349,600)** | (14,115,700) |
| **Total shareholders' equity** | **52,992,100** | 28,515,900 |
| | **$ 86,240,500** | $ 75,721,100 |

*Commitments and contingencies (notes 3, 5, 9 and 14)*

*The accompanying notes are an integral part of these consolidated financial statements.*

*On behalf of the Board:*

**John W. W. Hick**
*Director*

**Chris I. von Christierson**
*Director*



Rio Narcea Gold Mines, Ltd.

## Consolidated Statements of Operations and Deficit

*For the years ended December 31*
*(Stated in U.S. dollars)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **OPERATING REVENUES** | | | |
| Gold sales | **$ 55,506,300** | $ 33,921,800 | $ 24,276,400 |
| Other operating revenues | **-** | 34,200 | 128,900 |
| | **55,506,300** | 33,956,000 | 24,405,300 |
| **OPERATING EXPENSES** | | | |
| Deferred stripping and other mining expenses | **(20,566,000)** | (13,946,600) | (11,514,600) |
| Plant expenses | **(9,146,500)** | (7,995,800) | (8,341,700) |
| Smelting, refining and transportation | **(3,598,900)** | (4,719,700) | (4,728,800) |
| Sale of by-products | **2,638,700** | 2,521,200 | 2,664,600 |
| Depreciation and amortization expenses | **(9,180,500)** | (5,142,400) | (3,388,500) |
| Exploration costs | **(2,737,700)** | (2,342,900) | (2,575,900) |
| Administrative and corporate expenses | **(3,583,200)** | (1,703,500) | (1,957,200) |
| Other income (expense) | **(1,307,400)** | (500) | 17,400 |
| | **(47,481,500)** | (33,330,200) | (29,824,700) |
| Operating earnings (loss) | **8,024,800** | 625,800 | (5,419,400) |
| **FINANCIAL REVENUES AND EXPENSES** | | | |
| Interest income | **102,600** | 31,200 | 124,600 |
| Foreign currency exchange gain (loss) | **3,810,600** | (1,105,500) | 663,500 |
| Interest expense and amortization of financing fees | **(2,240,500)** | (3,266,000) | (2,776,200) |
| | **1,672,700** | (4,340,300) | (1,988,100) |
| Income (loss) before income tax | **9,697,500** | (3,714,500) | (7,407,500) |
| Provision for income tax *(note 13)* | **-** | – | – |
| **Net income (loss)** | **9,697,500** | (3,714,500) | (7,407,500) |
| Deficit, beginning of year | **(39,047,700)** | (35,333,200) | (27,925,700) |
| **Deficit, end of year** | **$ (29,350,200)** | $ (39,047,700) | $ (35,333,200) |
| Net income (loss) per share - basic *(note 11)* | **$ 0.13** | $ (0.06) | $ (0.11) |
| Net income (loss) per share - diluted *(note 11)* | **$ 0.13** | $ (0.06) | $ (0.11) |
| Weighted average common shares outstanding - basic | **72,249,367** | 65,018,690 | 64,846,050 |
| Weighted average common shares outstanding - diluted | **77,561,447** | 65,018,690 | 64,846,050 |

*The accompanying notes are an integral part of these consolidated financial statements.*



Rio Narcea Gold Mines, Ltd.

# Consolidated Statements of Cash Flows

*For the years ended December 31*
*(Stated in U.S. dollars)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income (loss) | **$ 9,697,500** | $ (3,714,500) | $ (7,407,500) |
| Add (deduct) items not requiring cash | | | |
| Depreciation and amortization | **9,180,500** | 5,142,400 | 3,388,500 |
| Deferred financing fees | **517,500** | 303,600 | 530,500 |
| Reclamation liability accrual and Other long-term liabilities | **1,176,900** | 225,400 | 191,200 |
| Foreign exchange | **(3,295,100)** | 1,350,200 | (155,400) |
| Accretion of interest on long-term debt | **282,900** | 295,900 | – |
| Non-cash put/call program income | **(1,131,600)** | (1,171,500) | (337,500) |
| Options and shares granted | **637,000** | – | – |
| Loss on disposal of capital assets | **18,200** | – | – |
| Amortization of deferred stripping costs | **17,059,500** | 11,239,700 | 8,444,600 |
| Deferred stripping expenditures | **(12,241,300)** | (14,555,600) | (15,335,500) |
| Proceeds from settlement of put/call program | **-** | – | 5,173,900 |
| Purchase premium of the purchased call options | **(1,090,700)** | – | (5,173,900) |
| Changes in components of working capital | | | |
| Inventories | **93,100** | 474,500 | (173,700) |
| Stockpiled ore | **(1,192,900)** | (1,314,000) | 200 |
| VAT and other taxes | **552,000** | (690,300) | (840,300) |
| Trade receivables | **129,200** | (1,361,400) | 1,208,900 |
| Other current assets | **(500,900)** | 129,800 | (82,300) |
| Accounts payable and accrued liabilities | **(5,753,500)** | 2,728,900 | 2,561,600 |
| **Cash provided by (used in) operating activities** | **14,138,300** | (916,900) | (8,006,700) |
| **INVESTING ACTIVITIES** | | | |
| Expenditures on mineral properties | **(5,757,500)** | (6,372,200) | (5,213,600) |
| Grant subsidies received from the Spanish Government | **1,966,700** | 474,100 | 3,915,300 |
| Restricted cash | **103,500** | (32,000) | (321,000) |
| Long-term deposits and restricted investments | **(23,100)** | (16,900) | (33,500) |
| **Cash used in investing activities** | **(3,710,400)** | (5,947,000) | (1,652,800) |
| **FINANCING ACTIVITIES** | | | |
| Proceeds from issue of common shares | **4,304,700** | 184,700 | 2,174,100 |
| Financing fees on issue of common shares | **-** | (500) | (31,500) |
| Proceeds from issue of special warrants | **4,548,800** | – | – |
| Financing fees on issue of special warrants | **(446,900)** | – | – |
| Proceeds from bank loans and other long-term liabilities | **1,401,200** | 6,258,400 | 24,025,200 |
| Financing fees on bank loans | **(197,700)** | (240,800) | (1,394,700) |
| Repayment of bank loans | **(13,706,500)** | (188,100) | (18,842,000) |
| **Cash provided by (used in) financing activities** | **(4,096,400)** | 6,013,700 | 5,931,100 |
| Foreign exchange gain (loss) on cash held in foreign currency | **(400,100)** | 493,300 | 184,200 |
| Net increase (decrease) in cash during the year | **5,931,400** | (356,900) | (3,544,200) |
| Cash and cash equivalents, beginning of year | **1,805,100** | 2,162,000 | 5,706,200 |
| **Cash and cash equivalents, end of year** | **$ 7,736,500** | $ 1,805,100 | $ 2,162,000 |
| **Supplemental cash flow information** | | | |
| Interest paid in cash | **1,685,900** | 2,648,200 | 2,102,000 |
| Income taxes paid in cash | **-** | – | – |

*The accompanying notes are an integral part of these consolidated financial statements*



Rio Narcea Gold Mines, Ltd.

# Notes to Consolidated Financial Statements

*December 31, 2002 and 2001*

## 1. NATURE OF OPERATIONS

**Organization and business**

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Rio Narcea Recursos, S.A. ("RNR") and Naraval Gold, S.L. ("Naraval") *(see note 6)*. The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

**Investment in mineral properties**

The Company started construction of a gold mine and plant at El Valle ("El Valle") in the first quarter of 1997 with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine ("Carlés"). In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit *(see note 6)*.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines and Aguablanca nickel project.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in note 15.

**Principles of consolidation**

The consolidated financial statements include the accounts of the Company and its wholly-owned Spanish subsidiaries RNGM, S.A., RNR (incorporated on May 30, 2001) and Naraval (incorporated on December 23, 1999). All significant intercompany transactions and balances have been eliminated on consolidation.

**Use of estimates**

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

**Stockpiled ore**

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed. Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled inventory is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled inventory is located adjacent to the mill at the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the mine and the mill (different types of ore require different milling and refining processes). Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows, and milling and refining costs, which are very small relative to selling price. The Company has never elected not to process stockpiled ore and does not anticipate departing from this practice in the future.



Materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 grams per tonne. Materials with gold content less than 2.0 grams per tonne but greater than or equal to 0.5 grams per tonne are stockpiled with no value assigned. Materials with gold content less than 0.5 grams per tonne are considered waste.

Stockpiled ore at December 31, 2002, represents approximately seven months of plant capacity, which is expected to be processed within the next year.

**Inventories**

Mine operating supplies, gold in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system; units of gold in process are based on the amount of ore introduced into production, expected recovery and assay results; and units of final product are based on weighing the final product and assay results.

**Mineral properties**

*(i)* Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mining rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new deposits, to define further mineral reserves in existing deposits and to expand the capacity of operating mines.

These costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

*(ii)* Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production. Capitalization is discontinued when the asset is ready for its intended use. During 2002, financing costs amounting to $79,800 have been capitalized in relation to the Aguablanca project; no financing costs have been capitalized during the years ended December 31, 2001 and 2000.

*(iii)* Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

*(iv)* Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

| | Estimated useful life (years) |
|---|---|
| Patents, licenses and computer software | 4 |
| Capital leases | 4-10 |

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - (vi) Property evaluations.

*(v)* Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

| | Estimated useful life (years) |
|---|---|
| Machinery | 6-7 |
| Minor installations | 6-7 |
| Furniture | 10 |
| Computer equipment | 4 |
| Transport equipment | 6 |

*(vi)* Property evaluations

The Company annually reviews detailed engineering life-of-mine plans for each mine. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs. Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future undiscounted cash flows are less than the carrying amount.

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

*(vii)* Mineral reserve risks

If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower price than the price used at December 31, 2002 ($320 per ounce for gold and $6,600 per tonne for nickel), there would likely be a material reduction in the amount of mineral reserves. In addition, if the price realized by the Company for its products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties. Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Mineral reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of deposits and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

**Deferred stripping costs**

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.



The amount of deferred stripping costs expensed during the year, all of which related to gold projects, was approximately $17,059,500 (2001 - $11,239,700; 2000 - $8,444,600). These amounts are included in Deferred stripping and other mining expenses on the consolidated statement of operations and deficit. Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of operations. During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001 and 2000. If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002 and increased by $3,315,900 and $6,890,900 in 2001 and 2000, respectively.

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted as compared to actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - *(vi)* Property evaluations.

**Revenue recognition**

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. Revenue from the sale of by-products (such as silver and copper for gold projects) is credited against operating costs. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

**Restoration costs**

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Restoration costs and related accruals are estimated based on environmental and regulatory requirements stated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves).

Restoration cost accruals of $492,200 (2001 - $225,400; 2000 - $191,200) were recorded in Deferred stripping and other mining expenses in the consolidated statements of operations.

**Stock-based compensation plan**

The Company has a stock-based compensation plan, which is described in note 12 to the consolidated financial statements. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures based on all options granted rather than only for those granted after January 1, 2002 *(see note 12)*. The adoption of this new standard had no effect on the Company's reported earnings for the year ended December 31, 2002. Consideration paid by employees on the exercise of stock options is credited to capital stock.

**Grants receivable**

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is received after subsidized costs have been incurred.

**Foreign currency translation**

The United States dollar is the reporting and functional currency of the Company and the Euro is the functional currency of its subsidiaries. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end, and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income.

**Income taxes**

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

**Derivative financial instruments**

The Company employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. The Company does not hold financial instruments or derivative financial instruments for trading purposes. The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified commodity or debt instrument except when call options are purchased. In these situations, the Company will de-designate the written call options both the purchased and written call options will be marked to market through income.

The Company follows the accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options." Under this standard, purchased put options in combination with designated written call options qualify for hedge accounting when the following criteria are met: no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component.

Where the Company has terminated its designation of a hedging relationship, the derivative financial instrument is accounted for using the fair value method. Any changes in fair value are recognized in the consolidated statement of operations.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Gains and losses on termination of derivative financial instruments, used to mitigate metal price risk and designated as hedges, are deferred and recognized in income at the time the formerly hedged gold production is recognized in income. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

## 3. RESTRICTED CASH

During 1997, the Company purchased land, which was recorded in Mineral properties and in Accounts payable and accrued liabilities. The vendor subsequently disputed the purchase price, which was based on an option purchase agreement, and pursuant to a court order, bank deposits of $287,900 (2001 - $338,500) were restricted in use. Once the dispute is resolved, these funds will be used to pay the remaining portion of the total purchase price of the land. Although the vendor is disputing the price, the Company believes no additional amounts will be required.

## 4. INVENTORIES

| | 2002<br>$ | 2001<br>$ |
|---|---|---|
| Mine operating supplies | 1,732,700 | 1,605,800 |
| Gold in process | 176,500 | 83,300 |
| Final products | 406,600 | 343,900 |
| | 2,315,800 | 2,033,000 |

Final products consist of gold dore and gold and copper concentrates.



## 5. GOVERNMENT GRANTS

At December 31, 2002, grants receivable comprise four grants obtained for the development of environmental and technological projects totaling $581,700 (2001 - $395,300). In addition, as at December 31, 2001, grants receivable comprised a grant from the Directorate-General of Regional Economic Incentives ("IFR") amounting to $1,438,700. The Company collected in July 2002 all amounts outstanding as at December 31, 2001.

As at December 31, 2002, all Government grants received were related to mine development and property, plant and equipment and are being amortized into income as follows *(see note 6)*:

| | December 31, 2001 $ | Grants received/ (amortized to income) $ | Translation adjustment due to currency exchange $ | December 31, 2002 $ |
|---|---|---|---|---|
| Grants received | | | | |
| OFICO grant | 12,712,200 | – | 2,414,600 | 15,126,800 |
| IFR grant | 12,881,100 | – | 2,446,800 | 15,327,900 |
| Other grants | 2,427,900 | 524,200 | 518,600 | 3,470,700 |
| Total grants received | 28,021,200 | 524,200 | 5,380,000 | 33,925,400 |
| Grants amortized to income | | | | |
| OFICO grant | (5,963,000) | (2,177,000) | (1,371,300) | (9,511,300) |
| IFR grant | (6,774,300) | (1,969,800) | (1,502,800) | (10,246,900) |
| Other grants | (1,166,200) | (443,100) | (270,200) | (1,879,500) |
| Total grants amortized to income | (13,903,500) | (4,590,000) | (3,144,200) | (21,637,700) |
| Grants capitalized, net *(note 6)* | 14,117,700 | (4,065,800) | 2,235,800 | 12,287,700 |

As at December 31, 2001, all Government grants received were related to mine development and property, plant and equipment, and are being amortized into income as follows *(see note 6)*:

| | December 31, 2000 $ | Grants received/ (amortized to income) $ | Translation adjustment due to currency exchange $ | December 31, 2001 $ |
|---|---|---|---|---|
| Grants received | | | | |
| OFICO grant | 13,422,100 | – | (709,900) | 12,712,200 |
| IFR grant | 13,600,500 | – | (719,400) | 12,881,100 |
| Other grants | 2,037,200 | 506,100 | (115,400) | 2,427,900 |
| Total grants received | 29,059,800 | 506,100 | (1,544,700) | 28,021,200 |
| Grants amortized to income | | | | |
| OFICO grant | (4,759,100) | (1,477,800) | 273,900 | (5,963,000) |
| IFR grant | (5,762,100) | (1,337,200) | 325,000 | (6,774,300) |
| Other grants | (1,000,800) | (221,700) | 56,300 | (1,166,200) |
| Total grants amortized to income | (11,522,000) | (3,036,700) | 655,200 | (13,903,500) |
| Grants capitalized, net *(note 6)* | 17,537,800 | (2,530,600) | (889,500) | 14,117,700 |

No grants were recorded directly into income in 2002, 2001 and 2000 as they all related to mine development and property, plant and equipment.

Under a resolution of the Secretary of State for Energy and Mineral Resources dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a € 14.4 million grant ("OFICO grant") (approximately $15.1 million), which was collected in full in prior years. The grant was for expenditures related to the construction of the plant at El Valle and development of the El Valle project incurred from 1996 to 1999. The Company, through its wholly-owned subsidiary RNGM, S.A., undertook to create 260 employment positions before June 30, 2000, and to maintain them for three years from the hiring date. A request has been filed with the Spanish Ministry of the Economy to modify this commitment. Based on applicable regulation and on historical experience with the Spanish Ministry of the Economy, the Company expects the outcome of this request to have a maximum impact on the consolidated financial statements of $0.8 million that is recorded in Other long-term liabilities. The Company has met all other obligations and anticipates the release of the guarantee related to this grant in July 2003.

As at December 31, 2001, all commitments related to the IFR grant, totaling € 14.6 million (approximately $15.3 million), had been fulfilled and related bank guarantees cancelled *(see note 9)*.

## 6. MINERAL PROPERTIES

**El Valle**

In September 1996, the Company received a positive bankable feasibility study on its El Valle property. Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property. Subsequent to its receipt, the Company capitalized further exploration and development costs. Construction of the plant started in the first quarter of 1997 and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

**Carlés**

In February 1991, prior to the acquisition of RNGM, S.A. by the Company, RNGM, S.A. received a positive bankable feasibility study on its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs. In late 2000, the Company also officially commenced operations on this property, transporting the ore to the El Valle plant.

**Aguablanca**

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca project is located. The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below. These acquisition agreements were made through the Company's wholly-owned subsidiary, RNR.

Prior to purchasing the participation rights, the Company performed due diligence work on the site and determined that the Aguablanca project had economic potential, which was estimated to be equal to or greater than the amount of the cost of purchase. At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.

Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million had been paid as at December 31, 2001, and the remaining balance of $2.5 million is payable on April 30, 2003, and is included in Accounts payable and accrued liabilities and Other long-term liabilities as at December 31, 2002 and 2001, respectively *(see note 10)*, b) variable payments over the life of the exploitation of the Aguablanca project, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.6% (at nickel and copper prices above $4.54 and $0.73 per pound, respectively) of net smelter return, and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish State's 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return. In addition, the Company has the commitment to invest € 1.9 million (approximately $2.0 million) in three specific areas within a period of nine years.

In July 2002, the Company received a positive bankable feasibility study for the development of the open pit portion of the Aguablanca project. All exploration costs prior thereto were expensed. The Company expects that the total capital cost of the Aguablanca project to be approximately $62.5 million (including VAT and necessary working capital), most of which, subject to finalization of financing, will be incurred in 2003 for the construction of a processing plant, whereafter operations are expected to officially commence.

In December 2002, the Company signed a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca project. The proposed project loan facility consists of a six-year senior loan facility of $45 million and subordinated loan facility of $5 million, a stand-by senior cost over-run facility of $5 million and a nickel and copper hedging facility to cover the equivalent of 50% of nickel production during the term of the loan. As part of the consideration for the subordinated loan facility, the Company will issue to the banks a number of common share purchase options at a price that, in case of exercise, will provide the Company with the necessary funds to repay the $5 million loan. The project loan facility is subject to completion of due diligence, legal documentation and final internal bank and regulatory approvals. In addition, the Company has executed and signed in December 2002 a credit facility of € 6.0 million (approximately $6.3 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

In January 2003, the Company signed a long-term off-take agreement with Glencore International AG ("Glencore") for the sale of nickel concentrate from its Aguablanca project. Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until year 2010 at a sales price that is expected to be in excess of the costs to produce nickel concentrate.

In February 2003, the Company completed an equity financing that will be used to finance the equity portion of the Aguablanca project *(see note 17)*.

**Corcoesto**

The Company is in the process of completing a bankable feasibility study in at its Corcoesto project in northwestern Spain. All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs.



**Lugo**

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process. Rio Narcea may earn an initial 50% interest in the project by incurring exploration expenditures of ¤ 1.5 million (approximately $1.6 million) over a period of up to two years commencing December 2002. Rio Narcea can then earn an additional 10% by incurring further exploration expenditures of ¤ 1.5 million (approximately $1.6 million) over one year and making a cash payment of ¤ 0.8 million (approximately $0.8 million). A further 10% can be acquired by the Company by completing a bankable feasibility study. The Company can resign its participation after expending ¤ 0.5 million (approximately $0.5 million) on the properties.

There has been no exploration costs incurred in 2002 by Rio Narcea in relation to these properties.

As at December 31, 2002, Mineral properties consisted of the following:

| | December 31, 2001 $ | Additions/ (amortization) $ | Disposals $ | Translation adjustment due to currency exchange $ | December 31, 2002 $ |
|---|---|---|---|---|---|
| Mining properties and development | | | | | |
| Mining properties and development | 27,943,100 | 3,010,900 | (903,100) | 5,538,900 | 35,589,800 |
| Other[(a)] | 962,100 | 44,400 | (190,400) | 166,600 | 982,700 |
| Total mining properties and development | 28,905,200 | 3,055,300 | (1,093,500) | 5,705,500 | 36,572,500 |
| Land, buildings and equipment | 35,041,700 | 2,702,200 | (524,000) | 6,894,900 | 44,114,800 |
| Grants, net of amortization *(note 5)* | (14,117,700) | 4,065,800 | – | (2,235,800) | (12,287,700) |
| Accumulated depreciation and amortization | (20,948,000) | (15,801,900) | 1,599,300 | (5,536,300) | (40,686,900) |
| Total | 28,881,200 | (5,978,600) | (18,200) | 4,828,300 | 27,712,700 |

(a) "Other" comprises patents, licenses, software and rights in leased assets.

As at December 31, 2001, Mineral properties consisted of the following:

| | December 31, 2000 $ | Additions/ (amortization) $ | Translation adjustment due to currency exchange $ | December 31, 2001 $ |
|---|---|---|---|---|
| Mining properties and development | | | | |
| Mining properties and development | 22,747,400 | 6,496,600 | (1,300,900) | 27,943,100 |
| Other[(a)] | 881,400 | 129,300 | (48,600) | 962,100 |
| Total mining properties and development | 23,628,800 | 6,625,900 | (1,349,500) | 28,905,200 |
| Land, buildings and equipment | 34,662,600 | 2,246,300 | (1,867,200) | 35,041,700 |
| Grants, net of amortization *(note 5)* | (17,537,800) | 2,530,600 | 889,500 | (14,117,700) |
| Accumulated depreciation and amortization | (12,855,300) | (8,906,600) | 813,900 | (20,948,000) |
| Total | 27,898,300 | 2,496,200 | (1,513,300) | 28,881,200 |

(a) "Other" comprises patents, licenses, software and rights in leased assets.

The detail as at December 31, 2002 and 2001, of the Mineral properties by gold and nickel projects is as follows:

| | December 31, 2001 | | December 31, 2002 | |
|---|---|---|---|---|
| | Gold projects $ | Nickel projects $ | Gold projects $ | Nickel projects $ |
| Mining properties and development | | | | |
| Mining properties and development | 23,786,000 | 4,157,100 | 29,256,500 | 6,333,300 |
| Other[(a)] | 962,100 | – | 908,400 | 74,300 |
| Total mining properties and development | 24,748,100 | 4,157,100 | 30,164,900 | 6,407,600 |
| Land, buildings and equipment | 34,925,500 | 116,200 | 43,934,300 | 180,500 |
| Grants, net of amortization | (14,117,700) | – | (11,972,600) | (315,100) |
| Accumulated depreciation and amortization | (20,948,000) | – | (40,669,600) | (17,300) |
| Total | 24,607,900 | 4,273,300 | 21,457,000 | 6,255,700 |

(a) "Other" comprises patents, licenses, software and rights in leased assets.



## 7. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

| | December 31, 2001 $ | Additions/ (amortization) $ | Translation adjustment due to currency exchange $ | December 31, 2002 $ |
|---|---|---|---|---|
| Deferred stripping costs | 60,190,700 | 12,241,300 | 12,775,300 | 85,207,300 |
| Accumulated depreciation and amortization | (32,331,300) | (17,059,500) | (8,011,800) | (57,402,600) |
| | 27,859,400 | (4,818,200) | 4,763,500 | 27,804,700 |

| | December 31, 2000 $ | Additions/ (amortization) $ | Translation adjustment due to currency exchange $ | December 31, 2001 $ |
|---|---|---|---|---|
| Deferred stripping costs | 48,414,700 | 14,555,600 | (2,779,600) | 60,190,700 |
| Accumulated depreciation and amortization | (22,447,900) | (11,239,700) | 1,356,300 | (32,331,300) |
| | 25,966,800 | 3,315,900 | (1,423,300) | 27,859,400 |

## 8. OTHER ASSETS

Other assets are comprised of the following:

| | 2002 $ | 2001 $ |
|---|---|---|
| Put/call program *(note 14)* | 4,071,500 | 2,436,200 |
| Long-term deposits and restricted investments | 822,100 | 669,400 |
| Deferred financing fees | 1,070,100 | 1,197,500 |
| | 5,963,700 | 4,303,100 |

The "Put/call program" corresponds to a) the cost of the gold hedging entered into by the Company during 2000 with maturity dates beyond one year, and b) the cost incurred in 2002 by the Company in purchasing US$/ounce call options with maturity dates between 2004 and 2006. The net cost of gold hedges that mature in the short term is $1,188,900 *(see note 14)* as at December 31, 2002 (2001 - $1,096,300), and is included in Other current assets in the consolidated balance sheet.

In May 2002, the Company purchased gold call options denominated in US$ with maturity dates in 2003 onwards. The cost of acquisition of the options, representing the fair value of the purchased call options, amounting to € 1.2 million (approximately $1.1 million), has been recorded as Other assets and Other current assets, depending on its maturity, at the date of purchase. Coincident with the purchase of these calls, the same number of written calls were de-designated as hedges. The change in fair value from the date of purchase and de-designation of the purchased and written call options nets to nil and therefore has no impact on the consolidated statement of operations and deficit. As at December 31, 2002, the fair value of the purchased and written call options is recorded as Other assets and Other long-term liabilities, $1,151,100, and Other current assets and Accounts payable and accrued liabilities, $201,400.

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to restoration activities and fulfillment of grant conditions *(see note 5)*.

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

## 9. LOAN AGREEMENTS

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged, is recognized in income *(see note 15)*.



Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

*(a)* Term loan facility - $19,000,000

This facility is broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGM, S.A., to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances are as follows: Tranche I - LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II - LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005. In December 2002, the Company prepaid $1,000,000 corresponding to the payment due in April 2003. In January 2003, the Company prepaid an additional $2,562,500 corresponding to the rest of the payment due in April 2003 and half of the payment due in October 2003.

As at December 31, 2002, the amount payable during 2003 under this facility is $3,750,000 (2001 - $3,750,000) and is included in current liabilities in the consolidated balance sheet.

*(b)* Term loan facility - $3,500,000

This facility represents advances to the Company, to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects. The interest rate for these advances is LIBOR US$ + 2.2% per annum. As at December 31, 2002, the full amount of the facility had been drawn down.

The Company is to make two instalment payments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options ("A Call Options") and 3,500 series B common share purchase options ("B Call Options"). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of US$1.00 per share.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $166,000 (2001 - $183,700).

*(c)* Current account credit facility - $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.2%. The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001, and a further $1,000,000 was drawn down in January and February 2003. This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006. This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options ("A Options") and 2,912 series B common share purchase options ("B Options"), and one exceptional A common share purchase option and one exceptional B common share purchase option. Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional options allow for the subscription of 905 and 904 common shares, respectively. The exercise price in each case is US$0.687 per share. The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt ($2,739,900) and the A and B Options ($1,260,100). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $116,900 (2001 - $112,200).

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility *(see note 11)*.

*(d)* Standby Working Capital Facility - $1,500,000

Working capital advances shall be made to the Company by Deutsche Bank, to a limit of $1,500,000, at any time during the loan commitment period, when requested by the Company by means of a drawdown notice. The advance shall be a minimum amount of $1,000,000 with additional amounts in multiples of $100,000. The interest rate for the advances is LIBOR US$ + 1.8% per annum.

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan is renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2002, this loan had not been drawn down (2001 - $1,500,000).

*(e)* Guarantee facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of ¤ 2,319,906, was to be used to secure/discharge obligations of the Company to the "Dirección General de Política Sectorial" of the Spanish Ministry of the Economy in relation to the IFR subsidy. This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, shall guarantee certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:

- The Company is required to submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- The Company is required to comply with current legislation in force and arrange adequate risk hedging on a timely basis.
- There is a commitment by the Company not to undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- The Company is required to comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2002 and 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Loan agreements schedule at December 31, 2002:

| | Currency | Maturity | US$ Outstanding Short-term $ | US$ Outstanding Long-term $ |
|---|---|---|---|---|
| **Project finance/mortgage loans** | | | | |
| Deutsche Bank | US$ | October 31, 2006 | 3,750,000 | 12,376,900 |
| Industrial and Technological Development Centre [(1)] | Euros | March 31, 2007 | 165,500 | 988,500 |
| Ministry of Science and Technology [(1)] | Euros | October 31, 2011 | – | 126,100 |
| Bansaleasing | Euros | November 4, 2004 | 91,600 | 83,600 |
| Banco Bilbao Vizcaya Argentaria, S.A. | Euros | July 5, 2004 | 42,100 | 17,700 |
| Accrued interest payable | Euros | | 151,400 | – |
| | | | 4,200,600 | 13,592,800 |

(1) These loans are used to finance research projects to be performed by the Company.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

In addition, in December 2002, the Company signed a mandate to arrange and underwrite a project financing facility in relation to its Aguablanca project and has executed and signed a credit facility of ¤ 6 million ($6.3 million approximately) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction *(see note 6)*.

The Company also has executed, in January 2003, a credit facility of ¤ 2.4 million (approximately $2.5 million) with Caja Castilla La Mancha to finance VAT related to its gold operations.



Loan agreements schedule at December 31, 2001:

| | Currency | Maturity | US$ Outstanding Short-term $ | Long-term $ |
|---|---|---|---|---|
| **Project finance/mortgage loans** | | | | |
| Deutsche Bank [4] | US$ | October 31, 2006 | 6,250,000 | 18,812,900 |
| Deutsche Bank | Euros | *(see (1) above)* | 325,500 | – |
| Industrial and Technological Development Centre [3] | Euros | May 31, 2006 | 14,900 | 111,200 |
| Ministry of Science and Technology [3] | Euros | October 31, 2011 | – | 105,900 |
| Bankinter | Euros | *(see (2) below)* | 1,092,800 | – |
| Caja Rural de Almería y Málaga | Euros | *(see (2) below)* | 583,900 | – |
| Caja Castilla la Mancha | Euros | *(see (2) below)* | 838,300 | – |
| Bansaleasing | Euros | November 4, 2004 | 77,100 | 147,700 |
| Banco Bilbao Vizcaya Argentaria, S.A. | Euros | July 5, 2004 | 35,000 | 50,300 |
| Accrued interest payable | Euros | | 397,200 | – |
| | | | 9,614,700 | 19,228,000 |

(2) These loans mature upon the collection of VAT or grants.
(3) These loans are used to finance research projects to be performed by the Company.
(4) The short-term portion of this debt includes $4,750,000, which is the current portion of long-term debt and the standby working capital facility amount of $1,500,000 included in Short-term bank indebtedness.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 0.5% to 2.2%.

The required principal repayments of the Company on its long and short-term debt are as follows:

| *Year* | *Balance* $ |
|---|---|
| 2003 | 4,200,600 |
| 2004 | 5,144,600 |
| 2005 | 6,526,800 |
| 2006 | 1,703,500 |
| 2007 | 145,800 |
| 2008 and thereafter | 72,100 |
| | 17,793,400 |

As at December 31, 2002, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totaling approximately $28,220,700 (2001 - $23,089,700). Of this amount, $2,414,200 (2001 - $1,828,600) relates to reclamation guarantees, $20,261,600 (2001 - $16,608,300) relates to guarantees issued as security to allow the Company to collect certain government grants *(see note 5)*, $5,294,400 (2001 - $4,449,200) relates to the financing from Deutsche Bank, and $250,500 (2001 - $203,600) relates to other items.

## 10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

| | 2002 $ | 2001 $ |
|---|---|---|
| Provision for site restoration | 1,250,400 | 591,800 |
| Due to Atlantic Copper, S.A. *(note 6)* | – | 2,500,000 |
| Ministry of the Economy | 1,563,600 | 212,600 |
| Put/call program *(notes 8 and 14)* | 1,151,100 | – |
| | 3,965,100 | 3,304,400 |

The Company has estimated future site restoration obligations, which it believes will meet current regulatory requirements, of $2,661,900 (including the $1,250,400 already accrued). The Company expects to spend $2.7 million within the next five years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

As of December 31, 2002 and 2001, RNGM, S.A. and RNR were granted a total of $330,400 and $473,400, respectively (2001 - nil and $212,600, respectively), by the Ministry of the Economy in relation to the El Valle and Aguablanca projects. These grants will be reimbursed if there are positive results on the subsidized projects. As the Company has received a positive bankable feasibility study on the Aguablanca project in 2002 and expects the other subsidized projects related to El Valle to be positive, the total grants received have been recorded as a liability. In addition, the Company has recorded a liability with the Ministry of the Economy amounting to $759,800 as of December 31, 2002 *(see note 5)*. This amount has been recorded as a charge to Other income (expense).

## 11. SHARE CAPITAL

**Common shares**

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Shares | Amount $ | Shares | Amount $ | Shares | Amount $ |
| Common shares | | | | | | |
| Balance, beginning of year | 65,050,817 | 79,446,300 | 64,922,310 | 79,262,100 | 63,457,310 | 77,119,400 |
| Issuance of cash | | | | | | |
| Rights offering/private placements, net of costs | – | – | 128,507 | 184,200 | 1,465,000 | 2,142,700 |
| Exercise of employee stock options | 608,000 | 304,700 | – | – | – | – |
| Exercise of share purchase options | 5,825,809 | 4,000,000 | – | – | – | – |
| Non-cash issuances | | | | | | |
| Shares issued to service suppliers | 245,000 | 118,300 | – | – | – | – |
| Exercise of share purchase options | – | 229,100 | – | – | – | – |
| Balance, end of year | 71,729,626 | 84,098,400 | 65,050,817 | 79,446,300 | 64,922,310 | 79,262,100 |

During 2002, 608,000 options issued under the Employee Stock Option Plan *(see note 12)* have been exercised, for proceeds of $304,700. The average price of the exercised options was CDN$0.78.

On February 14, 2002, the Company issued 245,000 shares to HSBC Investment Bank plc ("HSBC") in consideration for the consultant services provided by that company. Shares issued were recorded at their fair value (market price - CDN$0.77) on the date of the issuance *(see "Non-employee stock options" section below)*.

On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million. Accrued interest as at that date amounted to $229,100 and has been accounted as additional capital stock. Coincident with the exercise of the share purchase options, the Company repaid the principal amount owing under its $4.0 million current account credit facility *(see note 9)* in respect of the Aguablanca project arranged with Deutsche Bank.

In March 2001, Barrick Gold Corporation subscribed for 128,507 additional shares issued by the Company at a price of CDN$2.25 per share. The gross proceeds from the offering totaled US$184,700, of which US$184,200 was received by the Company.

On January 19, 2000, the Company issued 1,345,000 common shares at a price of CDN$2.25 per share. These shares were subscribed for by Barrick Gold Corporation, pursuant to the January 25, 2000, Naraval agreement, which was terminated in December 2000. The gross proceeds for the placement totaled CDN$3,026,250 (US$2,050,000) which resulted in net proceeds to the Company of $2,018,500. In 1998, the Board of Directors approved the issuance, which was finally made in 2000, of an additional 120,000 common shares at a price of CDN$1.50 for the purchase of the Estalaya gold mineral rights. The cost of the Estalaya gold mineral rights, amounting to $124,200, were expensed.



**Non-employee stock options**

Non-employee stock options outstanding as at December 31, 2002, are summarized as follows:

| Number of options outstanding | Number of options vested | Exercise price CDN$ | Weighted average remaining life Years | Accounted fair value US$ |
|---|---|---|---|---|
| 833,332 | 833,332 | $0.77 | 2.1 | 518,700 |
| 693,000 | 693,000 | $0.80 | 1.2 | 188,100 |
| 1,526,332 | 1,526,332 | $0.78 | 1.7 | 706,800 |

During 2002, the Company issued 833,332 stock options to HSBC in consideration for the consultant services provided *(see "Common shares" section above).* An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consultant agreement. No other stock options are pending to be issued in that respect.

In addition, the Company issued 693,000 stock options to Haywood Securities Inc. as part of the agent fees in relation to the special warrants issued in March 2002 *(see "Special warrants" section below).*

**Special warrants**

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800) of which CDN$2,667,000 (US$1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares were issuable upon exercise of the special warrants. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

In addition, the Company completed on February 6, 2003, an equity financing comprised of 12,000,000 special warrants to raise gross proceeds of CDN$27,000,000 (US$17,730,900) *(see notes 6 and 17).* These special warrants were exercised into common shares of the Company on March 14, 2003.

**Maximum shares**

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2002, were exercised or converted:

| | Number of shares |
|---|---|
| Common shares outstanding at December 31, 2002 | 71,729,626 |
| Options to purchase common shares | |
| Employee stock option plan | 4,905,635 |
| Share purchase options related to debt | 3,500,000 |
| Special warrants (March 2002 issue) | 9,900,000 |
| Options issued to service suppliers | 1,526,332 |
| | 91,561,593 |

**Net income (loss) per share**

The computation of basic and diluted income (loss) per share is as follows:

| | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Basic income (loss) per share computation | | | |
| Numerator: | | | |
| Net income (loss) | 9,697,500 | (3,714,500) | (7,407,500) |
| Net income (loss) applicable to common shares | 9,697,500 | (3,714,500) | (7,407,500) |
| Denominator | | | |
| Weighted average common shares outstanding | 68,397,860 | 65,018,690 | 64,846,050 |
| Weighted average special warrants outstanding | 3,851,507 | – | – |
| Sum | 72,249,367 | 65,018,690 | 64,846,050 |
| Basic income (loss) per common share | 0.13 | (0.06) | (0.11) |
| Diluted income (loss) per share computation | | | |
| Numerator: | | | |
| Net income (loss) | 9,697,500 | (3,714,500) | (7,407,500) |
| Net income (loss) applicable to common shares, assuming dilution | 9,697,500 | (3,714,500) | (7,407,500) |
| Denominator | | | |
| Weighted average common shares outstanding | 68,397,860 | 65,018,690 | 64,846,050 |
| Weighted average special warrants outstanding | 3,851,507 | – | – |
| Dilutive effect of | | | |
| Stock options | 433,643 | – | – |
| Special warrants | 3,550,685 | – | – |
| Common share purchase options | 474,225 | – | – |
| Employee stock options | 853,527 | – | – |
| Sum | 77,561,447 | 65,018,690 | 64,846,050 |
| Diluted income (loss) per common share | 0.13 | (0.06) | (0.11) |

## 12. EMPLOYEE STOCK OPTIONS

On November 5, 1996, the Board of Directors approved a new employee stock option plan (the "1996 ESOP"). Under this plan, the Board of Directors, or a committee appointed for such purpose, may from time to time grant to directors, officers and employees of, or consultants to the Company, any parent of the Company, or any subsidiary of the Company (collectively, "Eligible Personnel") options to acquire common shares in such numbers, for such term, at such exercise price and with such other terms not inconsistent with the provisions of the 1996 ESOP.

Under the 1996 ESOP, the option exercise price may be not less than the closing price on the Toronto Stock Exchange on the day prior to the date of grant. The option term may not exceed ten years. Options granted under the 1996 ESOP are non-transferable and, in the case of non-statutory options, terminate on the holder's ceasing to be an employee or director of the Company or any of its affiliates. In the case of incentive stock options, they terminate no less than three and not more than 12 months after termination of employment as determined by the Board. The maximum number of common shares that may be reserved for issue under the 1996 ESOP is 7,000,000 and, as at December 31, 2002, 448,000 of these options had been exercised (2001 - none). The maximum number of common shares, which may be subject to option to any one Eligible Personnel, may not exceed 5% of the number of issued and outstanding common shares at the time of the grant of any option. Options issued have vesting periods, which are determined by the Board or a committee appointed by the Board.

In June 1994, the Board of Directors had previously approved the 1994 employee stock option plan (the "1994 ESOP"), with the same terms and conditions as the above mentioned 1996 ESOP. The maximum number of common shares that may be reserved for issue under the 1994 ESOP is 3,000,000, of which 968,700 have been issued upon exercise of options as at December 31, 2002 (2001 - 808,700).



The following is a continuity schedule of options outstanding:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number of options | Weighted average exercise price CDN$ | Number of options | Weighted average exercise price CDN$ | Number of options | Weighted average exercise price CDN$ |
| Balance, beginning of year | 5,709,300 | $1.38 | 4,241,300 | $1.80 | 4,236,300 | $3.01 |
| Granted | 145,000 | $1.02 | 2,131,000 | $0.65 | 80,000 | $1.80 |
| Exercised | (608,000) | $0.78 | – | – | – | – |
| Expired | (340,665) | $0.63 | (663,000) | $1.68 | (75,000) | $3.76 |
| Re-pricing effect | – | – | – | – | – | ($1.17) |
| Balance, end of year | 4,905,635 | $1.50 | 5,709,300 | $1.38 | 4,241,300 | $1.80 |

In June 2000, all options with an exercise price in excess of CDN$2.00, amounting to 3,100,000 options, were re-priced such that their new exercise price was CDN$2.00 per share. The new exercise price of CDN$2.00 was in excess of the market price of the Company's common shares on the day the options were re-priced.

Stock options outstanding as at December 31, 2002 are summarized as follows:

| | Options Outstanding | | | | Options Vested | |
|---|---|---|---|---|---|---|
| | Exercise price range CDN$ | Number of options outstanding | Weighted average remaining life Years | Weighted average exercise price CDN$ | Number of options vested | Weighted average exercise price CDN$ |
| Directors | $0.60 to $0.79 | 565,000 | 3.5 | $0.72 | 343,335 | $0.72 |
| | $1.00 to $1.19 | 216,300 | 2.6 | $1.12 | 216,300 | $1.12 |
| | $1.80 to $1.99 | 100,000 | 1.5 | $1.95 | 100,000 | $1.95 |
| | $2.00 to $2.19 | 1,390,000 | 4.1 | $2.00 | 1,390,000 | $2.00 |
| | | 2,271,300 | 3.7 | $1.59 | 2,049,635 | $1.69 |
| Officers | $0.40 to $0.59 | 75,000 | 3.9 | $0.55 | 50,000 | $0.55 |
| | $0.60 to $0.79 | 240,000 | 3.2 | $0.63 | 146,666 | $0.63 |
| | $1.00 to $1.19 | 175,000 | 1.5 | $1.15 | 175,000 | $1.15 |
| | $1.60 to $1.79 | 45,000 | 4.7 | $1.76 | 15,000 | $1.76 |
| | $2.00 to $2.19 | 375,000 | 3.4 | $2.00 | 375,000 | $2.00 |
| | | 910,000 | 3.1 | $1.34 | 761,666 | $1.44 |
| Other employees | $0.60 to $0.79 | 584,335 | 3.2 | $0.62 | 339,003 | $0.62 |
| | $0.80 to $0.99 | 35,000 | 6.6 | $0.80 | 35,000 | $0.80 |
| | $1.00 to $1.19 | 115,000 | 1.5 | $1.15 | 115,000 | $1.15 |
| | $1.80 to $1.99 | 55,000 | 2.1 | $1.80 | 55,000 | $1.80 |
| | $2.00 to $2.19 | 935,000 | 3.3 | $2.00 | 935,000 | $2.00 |
| | | 1,724,335 | 3.2 | $1.45 | 1,479,003 | $1.58 |
| Grand total | | 4,905,635 | 3.4 | $1.50 | 4,290,304 | $1.61 |

Of the total number of options reflected in the foregoing table, 1,566,300 relate to the 1994 ESOP and 3,339,335 relate to the 1996 ESOP.

In addition, the Company granted, on February 19, 2003, 1,349,000 new stock options under the 1996 ESOP with a strike price of CDN$2.05 and a maturity of five years.

**Pro forma disclosures**

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of this new standard had no effect on the Company's reported earnings for the year ended December 31, 2002.



For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2002, 2001 and 2000: 5.0 years expected term, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in each of the years in the three-year period ended December 31, 2002, was as follows:

| | Pro forma fair value of options granted $ |
|---|---|
| **Options granted in year ended** | |
| December 31, 2000 | 72,800 |
| December 31, 2001 | 654,700 |
| December 31, 2002 | 40,500 |

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

Upon re-pricing the options in June 2000, an additional expense is recorded for pro forma purposes, which is equal to the difference between the value of the original options on the date of re-pricing and the value of the new re-priced options on the date of re-pricing. The additional expense of $221,400 was recorded in the second quarter of 2000 for purposes of pro forma disclosure. The cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, would be $214,900, $464,200 and $401,300, respectively. The resulting pro forma net income (loss) and net income (loss) per share is as follows:

| | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Pro forma net income (loss) attributable to common shareholders | 9,482,600 | (4,178,700) | (7,808,800) |
| Pro forma net income (loss) per common share- | | | |
| Basic | 0.13 | (0.06) | (0.12) |
| Diluted | 0.12 | (0.06) | (0.12) |

## 13. TAXES

The Company's operations are conducted through its wholly-owned subsidiaries RNGM, S.A., RNR and Naraval, which are subject to income taxes in Spain, including most notably Value Added Tax ("VAT"). VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds and no matters that might affect the recoverability of these balances have been identified to date. As at December 31, 2002, the Company has recorded $2,571,100 (2001 - $2,675,400) as VAT and other taxes receivable, of which $2,528,400 (2001 - $2,442,300) correspond to VAT exclusively.

Significant components of the Company's future tax assets as at December 31, 2002 and 2001, are as follows:

| | 2002 $ | 2001 $ |
|---|---|---|
| **Future tax assets** | | |
| Tax value of mineral properties exceeding accounting value | 9,964,600 | 10,171,400 |
| Non-capital loss carryforwards | | |
| Canada | 2,499,700 | 2,523,900 |
| Spain | 2,971,700 | 2,539,300 |
| Share issue costs | 233,100 | 114,100 |
| Total future tax assets | 15,669,100 | 15,348,700 |
| Valuation allowance for future tax assets | (15,669,100) | (15,348,700) |
| **Net future tax assets** | – | – |

The Company has available $8,490,700 (2001 - $7,255,200) of net operating tax loss carryforwards reported from its Spanish operations and incurred from 1998 to 2002 that expire in 15 years from the date incurred. In addition, the Company has $7,935,500 (2001 - $6,538,600) of net operating tax loss carryforwards reported from its Canadian operations and incurred from 1996 to 2002 that expire in seven years from the date incurred.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Income taxes at statutory rates | 3,743,200 | (1,433,800) | (2,859,300) |
| Expenses deductible for accounting, not for tax | – | 678,300 | 1,636,100 |
| Utilization of prior year losses not benefited | (212,800) | – | – |
| Change in net future tax assets valuation allowance, including exchange rate effect | (3,209,500) | 911,700 | 1,488,100 |
| Foreign tax rate differentials | (5,100) | 31,400 | 108,600 |
| Share issuance costs deductible for tax purposes | (315,800) | (187,600) | (373,500) |
| | – | – | – |

## 14. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold and other commodity prices, exchange rates and on the put/call program and other hedging transactions arranged by the Company to mitigate these risks.

On October 26, 2000, the Company settled all its then existing put and call options and contracted a put/call structure to partially cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank *(see notes 2 and 9)*. On settlement of its then existing put and call options, the fair value was $5,134,900. This amount was applied to the new put/call structure and represents the net premium associated with such structure.

The detail by maturity year of the gold put/call options cancelled in October 2000, as at the day of the cancellation, was as follows:

| | 2002 | 2001 | 2000 | Total |
|---|---|---|---|---|
| **Purchase of US$/oz put options** | | | | |
| Ounces | 55,000 | 55,000 | 12,500 | 122,500 |
| Exercise price | US$315/oz | US$315/oz | US$315/oz | US$315/oz |
| **Sale of US$/oz call options** | | | | |
| Ounces | 38,500 | 38,500 | 8,500 | 85,500 |
| Exercise price | US$395/oz | US$395/oz | US$395/oz | US$395/oz |

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the US$365 per ounce call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in US$. The fair value of the purchased call options on the date of purchase was $1,090,700. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, eliminating any impact on net income.

In February 2003, the Company purchased call options with the same terms to maturity and exercise price as the € 405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold.

The detail of the transactions relating to the structure entered into in 2000, forwards entered into in 2001 and purchased calls entered into in 2002, outstanding as at December 31, 2002 and 2001, is as follows:

| Transaction | Term | Total ounces | Exercise price per ounce |
|---|---|---|---|
| December 31, 2002 - | | | |
| Purchase of put options | 2003-2006 | 76,540 | US$280 |
| Purchase of put options | 2003-2006 | 270,902 | € 300 |
| Sale of call options | 2003-2006 | 58,244 [a] | US $365 |
| Purchase of call options | 2003-2006 | 58,244 [a] | € 405 |
| Sale of call options | 2003-2006 | 194,154 | € 405 |
| Forwards | 2003-2006 | 13,647 | US$300.98 |
| December 31, 2001 - | | | |
| Purchase of put options | 2002-2006 | 111,094 | US$280 |
| Purchase of put options | 2002-2006 | 362,024 | € 300 |
| Sale of call options | 2002-2006 | 79,022 | US$365 |
| Sale of call options | 2002-2006 | 248,944 | € 405 |
| Forwards | 2002-2006 | 14,255 | US$300.98 |

(a) Contracts matched with different counter-parties.



During 2002 and 2001, the detail of gold options and forwards which have matured is as follows:

| Maturity date | Total ounces | Exercise price/ounce | Spot price/ounce |
|---|---|---|---|
| Year 2002 - | | | |
| October 2002 | 608 | US$300.98 | US$316.90 |
| Year 2001 - | | | |
| June 2001 | 23,429 | € 300 | € 295.94 |
| June 2001 | 30,441 | US$280 | US$265.66 |
| December 2001 | 30,441 | US$280 | US$274.19 |

As at December 31, 2002, the detail of the net premium, as defined above, is as follows *(see note 8)*:

| | December 31, 2001 $ | Charged to expenses $ | Transfers $ | Premiums on purchased call options $ | Translation adjustment due to currency exchange $ | December 31, 2002 $ |
|---|---|---|---|---|---|---|
| Other current assets | 1,096,300 | (1,175,600) | 996,900 | 275,900 | 196,800 | 1,390,300 |
| Other assets | 2,436,200 | – | 355,600 | 814,800 | 464,900 | 4,071,500 |
| Accounts payable and Accrued liabilities | – | – | (201,400) | – | – | (201,400) |
| Other long-term liabilities | – | – | (1,151,100) | – | – | (1,151,100) |
| | 3,532,500 | (1,175,600) | – | 1,090,700 | 661,700 | 4,109,300 |

In order to minimize the effect of exchange rate fluctuations, the Company signed various foreign exchange contracts, all of which matured in February 2002. At December 31, 2001, the put and call option contracts in force were as follows:

| Transaction | Maturity date | Hedged amount in US$ | Exercise price |
|---|---|---|---|
| Purchase of call option on Euros in exchange for US dollars | January 2002 | 1,500,000 | € 1.0142/$ |
| Purchase of call option on Euros in exchange for US dollars | February 2002 | 1,500,000 | € 1.0142/$ |
| | | 3,000,000 | |
| Sale of a put option on Euros in exchange for US dollars | January 2002 | 1,500,000 | € 1.0398/$ |
| Sale of a put option on Euros in exchange for US dollars | February 2002 | 1,500,000 | € 1.0398/$ |
| | | 3,000,000 | |

These contracts impacted the proceeds of gold sales and were recognized at the time of such sales.

The Company recorded losses of $300,100 in 2002 (2001 - $1,755,900) with respect to its foreign exchange contracts, which are included as Gold sales in the consolidated statements of operations and deficit. The loss represents the difference between the spot price of the foreign currency at the date of closing out the contract, as compared to the contracted foreign exchange rate.

**Fair value of derivative financial instruments**

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.





The following table presents the fair value of derivative financial instruments at December 31, 2002:

| | Book value $ | Fair value $ | 2002 Fair value over (under) book value $ |
|---|---|---|---|
| Held for asset-liability management purposes | | | |
| *Premium paid/(received)* | | | |
| Purchased put options (US$280/ounce) | 1,491,600 | 245,800 | (1,245,800) |
| Purchased put options (€300/ounce) | 4,924,600 | 2,352,100 | (2,572,500) |
| Written call options (US$365/ounce) | (581,800) | (1,352,500) | (770,700) |
| Purchased call options (US$365/ounce) | 1,352,500 | 1,352,500 | – |
| Written call options (€405/ounce) | (3,077,600) | (2,179,400) | 898,200 |
| Forwards (US$300.98/ounce) | – | (751,500) | (751,500) |
| **Total value** | 4,109,300 | (333,000) | (4,442,300) |

## 15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below.

*(a)* **Derivative financial instruments**

The Company uses option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2002 and 2001, the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a charge to income of $2,957,000 in the year ended December 31, 2002 (2001 - $2,354,700). The charges to income of $2,957,000 and $2,354,700 recorded in the years ended December 31, 2002 and 2001, respectively, represent the change in fair value of the Company's remaining derivative financial instruments between the beginning and the end of the year. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP.

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001. This adjustment includes an amount that represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001, of $657,200. Of this amount, $36,400 was charged to income and $1,563,000 was credited to income during 2002 and 2001, respectively, and the remaining unrealized gain of $869,400 will reverse through income from 2003 to 2006. In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400 *(see note 2)*. Of this amount, $2,307,200 was credited to income during each of 2002 and 2001. The Company's derivative financial instruments were limited to purchase put and written call options on future gold sales. These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore, the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

*(b)* **Mineral properties**

In accordance with Statement of Financial Accounting Standards No. 121 ("FAS 121"), project financing costs are excluded from the evaluation of mineral properties (excluding exploration costs) for impairment purposes. In addition, under U.S. GAAP, if assets are determined to be impaired, a reduction in the carrying amount to estimated fair value is required in accordance with FAS 121. Application of FAS 121 had no impact on the recoverability of mineral properties. Under Canadian GAAP, mineral properties are evaluated for impairment using future undiscounted cash flows.

*(c)* **Stock-based compensation**

In accordance with Statement of Financial Accounting Standards No. 123 and Financial Accounting Standards Board Interpretation No. 44, the re-priced stock options *(see note 12)* are accounted for as a variable award from the date of re-pricing to the date the options are exercised, forfeited or expired. For purposes of reconciling to U.S. GAAP, additional compensation expense recorded in this respect, amounted to $256,600 (2001 - nil; 2000 - nil).

*(d)* **Comprehensive income**

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments ("CTA") in comprehensive income. CTA arises from the translation of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency in U.S. dollars. In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001, for the change in derivative financial instrument accounting.

*(e)* The following table presents net income (loss), comprehensive income (loss) and income (loss) per share information following U.S. GAAP:

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| **Net income (loss) under Canadian GAAP** | 9,697,500 | (3,714,500) | (7,407,500) |
| Adjustments | | | |
| Derivative financial instruments *(see section (a))* | (2,957,000) | (2,354,700) | – |
| Stock-based compensation *(see section (c))* | (256,600) | – | – |
| **Net income (loss) under U.S. GAAP** | 6,483,900 | (6,069,200) | (7,407,500) |
| Other comprehensive income (loss) | | | |
| Foreign currency translation | 6,766,100 | (1,831,000) | (2,998,400) |
| Cumulative adjustment at January 1, 2001, for the change in derivative financial instrument accounting | – | 3,957,200 | – |
| Derivative financial instruments realized in net income (loss) | (2,343,600) | (744,200) | – |
| | 4,422,500 | 1,382,000 | (2,998,400) |
| **Comprehensive income (loss) under U.S. GAAP** | 10,906,400 | (4,687,200) | (10,405,900) |
| **Income (loss) per common share under U.S. GAAP** | | | |
| Basic | 0.09 | (0.07) | (0.11) |
| Diluted | 0.08 | (0.07) | (0.11) |

*(f)* The following tables indicate the significant items in the consolidated balance sheets as at December 31, 2002 and 2001, that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

| | December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Canadian GAAP<br>$ | Derivative financial instruments<br>*(a)*<br>$ | Stock-based compensation<br>*(c)*<br>$ | Foreign currency translation<br>*(d)*<br>$ | U.S. GAAP<br>$ |
| Other current assets | 2,413,800 | (1,113,400) | – | – | 1,300,400 |
| Other assets | 5,963,700 | (2,577,400) | – | – | 3,386,300 |
| Accounts payable and accrued liabilities | (11,489,900) | (58,800) | – | – | (11,548,700) |
| Other long-term liabilities | (3,965,100) | (692,700) | – | – | (4,657,800) |
| Employee stock options | – | – | (256,600) | – | (256,600) |
| Deficit | 29,350,200 | 5,311,700 | 256,600 | – | 34,918,500 |
| Accumulated other comprehensive (income) loss | – | (869,400) | – | 7,349,600 | 6,480,200 |
| Cumulative foreign exchange translation adjustment | 7,349,600 | – | – | (7,349,600) | – |



| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Canadian GAAP $ | Derivative financial instruments *(a)* $ | Foreign currency translation *(d)* $ | U.S. GAAP $ |
| Other current assets | 1,489,300 | (363,700) | – | 1,125,600 |
| Other assets | 4,303,100 | (693,000) | – | 3,610,100 |
| Accounts payable and accrued liabilities | (12,750,900) | (255,200) | – | (13,006,100) |
| Current portion of deferred revenue | (2,307,200) | 2,307,200 | – | – |
| Other long-term liabilities | (3,304,400) | (137,000) | – | (3,441,400) |
| Deficit | 39,047,700 | 2,354,700 | – | 41,402,400 |
| Accumulated other comprehensive (income) loss | – | (3,213,000) | 14,115,700 | 10,902,700 |
| Cumulative foreign exchange translation adjustment | 14,115,700 | – | (14,115,700) | – |

There would be no differences in the consolidated balance sheet line items as at December 31, 2000, under U.S. GAAP.

*(g)* There would be no differences in the consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2002, under U.S. GAAP.

*(h)* **Stock-based compensation**

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation under Canadian GAAP. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans *(see note 12)*. Effective January 1, 2002, under Canadian GAAP the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method.

For purposes of the pro forma disclosures required by Statement of Financial Accounting Standards No. 123 ("FAS No. 123") under U.S. GAAP, assumptions applied in the calculation of the fair value of each option granted and total pro forma fair value of options granted in each of the years in the three year period ended December 31, 2002, and the cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, is disclosed in note 12.

The resulting pro forma net income (loss) and net income (loss) per share is as follows:

| | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Pro forma net income (loss) attributable to common shareholders | 6,269,000 | (6,533,400) | (7,808,800) |
| Pro forma net income (loss) per common share- | | | |
| Basic | 0.09 | (0.10) | (0.12) |
| Diluted | 0.08 | (0.10) | (0.12) |

*(i)* **New accounting standards**

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

**Canadian GAAP standards**

In November 2001, the CICA issued a new Accounting Guideline, "Hedging Relationships" ("AcG-13") to provide guidance for applying hedge accounting principles. AcG-13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, "Disclosures of Guarantees" ("AcG-14"), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290. AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, "Impairment of Long-lived Assets" ("CICA 3063"). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, "Property, Plant and Equipment," and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets"). CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.

In January 2003, the CICA issued a new Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Section 3061, "Property, Plant and Equipment" and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with U.S. GAAP (Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations"). CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004. Earlier application is encouraged. Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14, CICA 3063 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

**U.S. GAAP standards**

In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("FAS No. 143"). The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

## 16. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2002, sales to the Company's two largest customers amounted to 60% and 40% of total sales revenues (2001 - 2 customers for 62% and 38%; 2000 - 2 customers for 59% and 37%).

## 17. SUBSEQUENT EVENT

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds, collected on the same date, of CDN$27,000,000. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003. That prospectus qualifies both the special warrants issued in March 2003 and in February 2002 *(see notes 6 and 11).*

Printed in Canada on paper containing recycled fibres and using vegetable based inks.

*Production:* Walter J. Mishko & Co. Inc.
*Editorial Services:* Steven A. Dawson
*Design:* Goodhoofd Inc.


RNG



# Corporate Information

## Directors

**Juan Herrero Abelló** [2]
Madrid, Spain

**Stanley M.D. Beck** [1,2]
Toronto, Ontario

**Anthony H. Bloom** [1,2]
London, England

**Chris I. von Christierson**
London, England

**John W. W. Hick** [1,3]
Toronto, Ontario

**Alberto Lavandeira**
Salas, Spain

**David N. Murray** O.B.E.[3]
Johannesburg, South Africa

**Hugh R. Snyder** [3]
Toronto, Ontario

**Committees of the Board of Directors**

[1] Audit Committee
[2] Compensation and Corporate Governance Committee
[3] Environmental, Health and Safety Committee

## Officers

**Chris I. von Christierson**
*Chairman*

**Alberto Lavandeira**
*President and CEO*

**Omar Gómez**
*Chief Financial Officer*

**Alan Riles**
*Chief Operating Officer*

**Javier Colilla**
*Senior Vice President, Corporate*

**Eugene D. Spiering**
*Vice President, Exploration*

**John H. Craig**
*Corporate Secretary*

## Senior Personnel

**César Castañón**
*Manager, Mining*

**Emilio Hormaeche**
*Manager, Project Development*

**Luis R. Pevida**
*Manager, Exploration*

## Head Office

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
Email: ofisalas@rngm.es

## Madrid Office

Avenida de Burgos, 19
Edificio Triada, Torre B
5 planta izquierda
28036 Madrid, Spain
Tel: (34) 91 383 2244
Fax: (34) 91 383 8225
Email: ofimadrid@rngm.es

## Investor Relations

**Laurie Gaborit**
1880 Queen Street East
P.O. Box 807
Toronto, Ontario M4L 1H2
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

## Registered Office

Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

## Transfer Agent and Registrar

**Computershare Trust Company of Canada**
Toronto, Ontario

## Auditors

**Ernst & Young** LLP
Toronto, Ontario

## Legal Counsel

**Cassels Brock & Blackwell** LLP
Toronto, Ontario

**Form 20-F:**
A copy of the Company's Annual Report on Form 20-F filed with the SEC is available upon request from the Investor Relations department.

**Corporate Governance**
Please refer to Rio Narcea's Notice of 2003 Annual Meeting of Shareholders and Management Proxy Circular for the Company's report on Corporate Governance.

## Share Trading Information

**Toronto Stock Exchange (TSX)**

| RNG | High *(CDN $)* | Low *(CDN $)* | Common Shares Volume *(thousands)* |
|---|---|---|---|
| **2002** | | | |
| First Quarter | 1.20 | 0.46 | 11,376 |
| Second Quarter | 2.05 | 0.80 | 14,734 |
| Third Quarter | 1.90 | 0.95 | 11,313 |
| Fourth Quarter | 2.33 | 1.21 | 9,902 |
| **2001** | | | |
| First Quarter | 0.80 | 0.46 | 1,484 |
| Second Quarter | 1.05 | 0.50 | 2,219 |
| Third Quarter | 0.83 | 0.50 | 2,078 |
| Fourth Quarter | 0.72 | 0.45 | 2,476 |




**Head Office**

Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
**Email: ofisalas@rngm.es**

**Investor Relations**

Tel: (416) 686 0386
Fax: (416) 686 6326
**Email: gold@rionarcea.com**


**www.rionarcea.com**



RIO NARCEA
GOLD MINES, LTD.